Exhibit 99.2

Notice of Annual General and Special Meeting of Shareholders

Notice is hereby given that the Annual General and Special Meeting of shareholders (“Meeting”) of New Gold Inc. (“New Gold” or the “Company”) will be held at St. Andrew’s Club & Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario, on Wednesday, April 30, 2014 at 4:00 pm (Toronto Time) in order to:

(a)	receive and consider the audited consolidated financial statements of the Company for the year ended December 31, 2013 and the report of the auditor;

(b)	elect the directors of the Company for the following year;

(c)	appoint Deloitte LLP as auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration;

(d)	consider and, if deemed appropriate, pass, with or without variation, an ordinary resolution to approve all unallocated options under the Company’s stock option plan;

(e)
consider and, if deemed appropriate, pass, with or without variation, an ordinary resolution to authorize an amendment to the long term incentive plan that will enable the Company to satisfy payment obligations under performance share units by way of issuance of common shares from treasury, including, without limitation, with respect to previously granted performance share units, and to approve all unallocated performance share units issuable under the long term incentive plan;

(f)	consider and, if deemed appropriate, pass, with or without variation, a non-binding advisory resolution accepting the Company’s approach to executive compensation; and

(g)	conduct such other business as may properly come before the Meeting or any adjournment or postponement.

The record date for the Meeting is March 21, 2014.  The record date is the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement.

This notice is accompanied by a management information circular (“Circular”) and either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders.  A copy of the Long Term Incentive Plan is included as Schedule B to the Circular. If previously requested, a copy of the audited consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) of New Gold for the year ended December 31, 2013 will also accompany this notice.  Copies of New Gold’s annual and/or interim financial statements and MD&A are also available under New Gold’s profile on SEDAR at www.sedar.com, or on EDGAR at www.sec.gov, or on New Gold’s website at www.newgold.com, or by request made to New Gold.

This year, as described in the notice and access notification mailed to shareholders, New Gold is using the notice and access method for delivering this notice and the Circular to shareholders, which substantially reduces the paper used in printing this notice and the Circular as well as printing and mailing costs.  This notice and the Circular will be available on New Gold’s website at www.newgold.com/annualandspecialmeeting2014, and on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Shareholders may request a printed copy of the Circular at no cost in the manner set out in the Circular.

We value the opinions of our shareholders and appreciate the time you spend considering and voting on the business of the Meeting.  It is important that you exercise your vote, either in person at the Meeting, by telephone, on the internet or by completing and returning the enclosed form of proxy or voting instruction form.  Any questions regarding voting your shares should be directed to our proxy solicitation agent Kingsdale Shareholder Services who can be reached by toll-free telephone in North America at 1-866-581-1477, by collect call outside North America at 416-867-2272, or by e-mail at contactus@kingsdaleshareholder.com.  Any proxies to be used or acted on at the Meeting must be deposited with New Gold’s transfer agent by 4:00 pm (Toronto Time) on April 28, 2014, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting.

DATED at Vancouver, British Columbia this 19th day of March, 2014.

By Order of the Board of Directors

“Robert Gallagher”

Robert Gallagher
President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This management information circular (“Circular”) has been prepared for the holders of common shares (“shareholders”) of New Gold Inc. (“New Gold” or the “Company”) in connection with the solicitation of proxies by the management of New Gold for use at New Gold’s Annual General and Special Meeting of shareholders (“Meeting”) to be held at 4:00pm (Toronto Time) on April 30, 2014 at St. Andrew’s Club & Conference Center, 150 King Street West, 27th Floor, Toronto, Ontario, for the purposes set out in the accompanying notice of meeting (“Notice of Meeting”).  References in this Circular to the Meeting include any adjournment(s) or postponement(s) thereof.

The record date for the Meeting is March 21, 2014.  The record date is the date for determining the shareholders entitled to receive notice of, and to vote at, the Meeting.  The deadline for receiving duly completed and executed forms of proxy or submitting your proxy by telephone or over the internet is by 4:00 pm (Toronto Time) on April 28, 2014, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting.

While it is expected that the solicitation will be made by mail, proxies may be solicited personally or by telephone by directors, officers and employees of New Gold.  The Company will also be using the services of Kingsdale Shareholder Services to solicit proxies.  Fees for Kingsdale’s solicitation services are anticipated to be C$45,000 plus disbursements, and a fee per telephone call.  All costs of this solicitation will be borne by New Gold.  Shareholders with questions about voting their shares can contact Kingsdale Shareholder Services by toll-free telephone in North America at 1-866-581-1477, by collect call outside North America at 416-867-2272, or by e-mail at contactus@kingsdaleshareholder.com.

New Gold urges shareholders to review this Circular before voting.

Notice and Access Process

New Gold has adopted the notice and access model (“Notice and Access”) provided for under National Instrument 54-101 for the delivery of the Notice of Meeting, Circular, financial statements and Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2013 (collectively, the “Meeting Materials”) to shareholders for the Meeting. New Gold has adopted this alternative means of delivery in order to further its commitment to environmental sustainability and to reduce its printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

Requesting Printed Meeting Materials

Shareholders who receive a Notice and Access notification can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date of the filing of this Circular on SEDAR.

Registered shareholders may make their request through New Gold’s website, www.newgold.com, or by calling 1-888-315-9715.

Non-registered shareholders may make their request online at www.ProxyVote.com or by telephone at 1-877-907-7643 by entering the 12-digit control number located on their voting instruction form and following the instructions provided.

To receive the Meeting Materials in advance of the proxy deposit date and Meeting Date, New Gold must receive requests for printed copies of the Meeting Materials at least seven business days in advance of the proxy deposit date and time.

Effective Date

Unless otherwise stated, the information contained in this Circular is as at March 17, 2014.

Currency

Unless otherwise stated, all dollar amounts in this Circular refer to United States dollars.  Canadian dollars are referred to as “C$”.  Unless otherwise stated, any United States dollar amounts which have been converted from Canadian dollars have been converted at an exchange rate of C$1.00 = US$0.9710 for 2013, C$1.00 = US$1.0004 for 2012 and C$1.00 = US$1.0117 for 2011, being the average noon rate quoted by the Bank of Canada for each respective year.

Voting Process – Registered Shareholders

Appointment of Proxies

A form of proxy will accompany the Notice of Meeting or the Notice and Access notification sent to registered shareholders, as applicable.  The persons named in the form of proxy are officers and/or directors of New Gold.  A shareholder can appoint another person, who need not be a shareholder, to represent such shareholder at the Meeting by inserting such person’s name in the blank space provided in the form of proxy and striking out the names of the persons listed in the form of proxy, or by completing another proper form of proxy.

A shareholder appointing a proxy holder may indicate the manner in which the appointed proxy holder is to vote regarding any specific item by checking the space opposite the item on the proxy.  If the shareholder giving the proxy wishes to confer a discretionary authority regarding any item of business, then the space opposite the item should be left blank.  The common shares represented by the proxy submitted by a shareholder will be voted or withheld from voting in accordance with the directions, if any, given in the proxy.

Voting common shares

Registered shareholders at the close of business on March 21, 2014 may vote in person at the Meeting, or by proxy as follows:

By telephone:
Call the toll free number indicated on the proxy form and follow the instructions.  If you return your proxy by telephone, you cannot appoint any person other than the officers and/or directors named on the form of proxy as your proxy holder.

On the internet:
Go to the website indicated on the proxy form and follow the instructions on the screen.  If you return your proxy via the internet, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided on the internet form.  Complete your voting instructions and date and submit the internet form.  Make sure that the person you appoint is aware that he or she has been appointed, and attends the Meeting.

By mail:
Complete the form of proxy and return it in the envelope provided.  If you return your proxy by mail, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided in the form of proxy.  Complete your voting instructions and date and sign the form.  Make sure that the person you appoint is aware that he or she has been appointed, and attends the Meeting.

Deadline for receipt of proxies

The deadline for receiving duly completed and executed forms of proxy or submitting your proxy by telephone or over the internet is by 4:00 pm (Toronto Time) on April 28, 2014, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting.

Revocation of Proxies

A proxy submitted under this solicitation may be revoked by written notice, signed by the shareholder or by the shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney), and deposited either:

(i)
at the registered office of New Gold (New Gold Inc., Suite 1800, Two Bentall Centre, 555 Burrard Street, Vancouver, British Columbia, V7X 1M9, Attention: Corporate Secretary) at any time up to and including the last business day before the day of the Meeting; or

(ii)	with the Chairman of the Meeting on the day of the Meeting or, if adjourned or postponed, any reconvening or in any other manner permitted by law.

A revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

Exercise of Discretion by Proxies

The persons named in the form of proxy will vote the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them.  In the absence of such direction, the relevant common shares will be voted in favour of the passing of all the resolutions described below.

The form of proxy confers discretionary authority on the persons named in the proxy with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting.  However, if any such amendments, variations or other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting Process – Non-Registered Shareholders

Only registered shareholders of New Gold, or the persons they appoint as their proxies, are permitted to vote at the Meeting.  Most shareholders of New Gold are “non-registered” shareholders (“Non-Registered Shareholders”) because the common shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the common shares.

Common shares beneficially owned by a Non-Registered Shareholder are registered either:

(i)
in the name of an intermediary (“Intermediary”) that the Non-Registered Shareholder deals with in respect of the common shares of New Gold (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

(ii)	in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.

In accordance with applicable securities law requirements, New Gold has distributed copies of the Meeting Materials and the form of proxy (which includes a place to request copies of the Circular and annual and/or interim financial statements and MD&A or to waive the receipt of such documents) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Notice and Access notification to Non-Registered Shareholders unless a Non-Registered Shareholder has requested paper copies (in which case the intermediary will forward the Meeting Materials to the Non-Registered Shareholder).  Intermediaries often use service companies to forward the Notice and Access notification and Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive the Meeting Materials will either:

(i)
be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow.  Typically, the voting instruction form will consist of a one page pre-printed form; or

(ii)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of common shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy.  In this case, the Non-Registered Shareholder who wishes to submit a proxy should carefully follow the instructions of their Intermediary, including those regarding when and where the completed proxy or voting instruction form is to be delivered.

In either case, the purpose of these procedures is to enable Non-Registered Shareholders to direct the voting of the common shares of New Gold that they beneficially own.  If a Non-Registered Shareholder who receives one of the forms described above wishes to vote at the Meeting (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons listed in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided.  In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

If you are a Non-Registered Shareholder, your Intermediary must receive your voting instructions in sufficient time to act on them.  If you provide voting instructions but subsequently wish to change them, you can revoke your prior voting instructions by providing new instructions on a voting instruction form or proxy form with a later date than your previous instructions. Your Intermediary must receive your new voting instructions with sufficient time to act on them.  To be effective, the transfer agent must receive proxy voting instructions from your Intermediary by no later than 4:00 pm (Toronto Time) on April 28, 2014, or if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and holidays) before the reconvened Meeting.

Voting Securities and Principal Shareholders

As at March 17, 2014, 503,530,487 common shares in the capital of New Gold were issued and outstanding.  Each common share entitles the holder to one vote on all matters to be acted on at the Meeting.  The record date for the determination of shareholders entitled to receive notice of, and to vote at, the Meeting is March 21, 2014.  Each registered shareholder on the record date will be entitled to vote at the Meeting or any adjournment.  All such registered shareholders are entitled to attend and vote in person at the Meeting the common shares held by them or, provided a completed and executed proxy has been delivered to New Gold’s transfer agent within the time specified in the Notice, to attend and vote by proxy at the Meeting the common shares held by them.

To the knowledge of the directors and executive officers of New Gold, as at the date of this Circular, no person or company, beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of New Gold.

BUSINESS OF THE MEETING

1.	Receiving the Audited Consolidated Financial Statements

Management will review New Gold’s consolidated financial results for the year ended December 31, 2013 at the Meeting, and shareholders and proxy holders will be given an opportunity to discuss these results with management.  The audited consolidated financial statements are available on New Gold’s website at www.newgold.com, SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Printed copies are also being mailed to registered and beneficial shareholders who requested them.  For information on how to request a printed copy of New Gold’s audited consolidated financial statements, please see “Notice and Access Process” on page 1 of this Circular.

2.	Election of Directors

At the Meeting, the eight persons named in the table below will be proposed for election as directors of New Gold (“Nominees”).

Unless authority to do so is withheld, the persons named in the form of proxy intend to vote FOR the election of each of the Nominees.

Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason before the Meeting, it is intended that discretionary authority will be exercised by the persons named in the proxy to vote the proxy for the election of another person or persons in place of any Nominee or Nominees unable to serve.  Each director elected will hold office until the close of the first annual general meeting of shareholders of New Gold following his election or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of New Gold.

The board of directors of New Gold (“Board”) has adopted a policy (“Majority Voting Policy”) stipulating that if the common shares voted in favour of the election of a Nominee at a shareholders’ meeting represent less than a majority of the common shares voted and withheld, the Nominee will submit his resignation promptly after such meeting for the Corporate Governance and Nominating Committee’s consideration.  After reviewing the matter, the Corporate Governance and Nominating Committee will make a recommendation to the Board, and the Board’s subsequent decision to accept or reject the resignation offer will be publicly disclosed.  The Nominee will not participate in any Corporate Governance and Nominating Committee or Board deliberations regarding the resignation offer.  The Majority Voting Policy does not apply in circumstances involving contested director elections.

The following table contains brief biographies for each of the Nominees.  The information provided includes the following for each Nominee: their principal occupation; description of their principal occupation, business or employment within the past five years; details of residence; independence status; age; date they first became a director of New Gold; areas of expertise; and number of common shares, other securities and stock options beneficially owned directly or indirectly, or over which control or direction is exercised by the Nominee as at March 17, 2014.  The biographies have each been reviewed by the respective Nominee.

THE HONOURABLE DAVID EMERSON British Columbia, Canada Age: 68 Director Since July 1, 2012 Independent

David Emerson P.C., OBC is a Corporate Director, Public Policy Advisor and serves as a senior advisor to CAI Managers, a private equity fund. He has served as a minister in the Government of Canada including Minister of Foreign Affairs, Minister of International Trade and Minister of Industry. He has also held a number of senior positions in the public service in British Columbia. In the private sector, he was President and Chief Executive Officer of Canfor Corporation, President and Chief Executive Officer of the Vancouver International Airport Authority and Chairman and Chief Executive Officer of Canadian Western Bank. Mr. Emerson serves on the boards of Finning International Inc. and Stantec Inc., and is Chair of Maple Leaf Foods Inc. and Timberwest Forest Corporation.  Mr. Emerson is a recipient of the Order of British Columbia and the Peter Lougheed Award of Excellence in Public Policy.  Mr. Emerson holds bachelors and masters degrees in economics from the University of Alberta and a doctorate in Economics from Queen’s University. Mr. Emerson’s principal occupation is as a Corporate Director and Public Policy Advisor.

Securities Held(1)
	Number of Common Shares	Number of DSU	Number of Options	Total at risk value of Securities Held ($)(2)
March 17, 2014	5,000	17,114	50,603	131,057
March 21, 2013	5,000	3,991	20,300	86,305
Change	no change	13,123	30,303	44,752
Mr. Emerson joined the New Gold Board in 2012. As a result, he has until 2015 to achieve compliance with the Company’s share ownership requirements.
Areas of Expertise		Director Election - Voting Results(3)
Accounting & Finance; Corporate Governance; Health, Safety, Environment & Risk Management; Public Company Board; Management; Government Relations.		Year	For:	Withheld:
		2013	78.03%	21.97%
Board and Committee Membership and Attendance 2013		Other Public Directorships
Board	6 of 6	Finning International Inc.	Since 2008
Audit Committee	5 of 5	Stantec Inc.	Since 2009
Corporate Governance, Chair	2 of 2	Maple Leaf Foods Inc.	Since 2012

JAMES ESTEY Ontario, Canada Age: 61 Director Since July 8, 2008 Independent

James Estey is the retired Chairman of UBS Securities Canada Inc. and has over 30 years of experience in the financial markets. Mr. Estey joined Alfred Bunting and Company as an institutional equity salesperson in 1980 after working at A.E. Ames & Co. for seven years. In 1994, Mr. Estey became the head of the Canadian Equities business, and in 2002 he was appointed President and Chief Executive Officer of UBS Securities Canada. In January 2008, Mr. Estey assumed the role of Chairman.  He serves on the board of Range Royalty Management Ltd. and is Chair of the Board of Gibson Energy Inc.  Mr. Estey also serves on the Advisory Board of the Edwards School of Business.  Mr. Estey’s principal occupation is as a Corporate Director.

Securities Held(1)
	Number of Common Shares	Number of DSU	Number of Options	Total at risk value of Securities Held ($)(2)
March 17, 2014	209,000	43,171	169,603	1,715,682
March 21, 2013	209,000	28,079	173,750	2,675,759
Change	no change	15,092	(4,147)	(960,077)
Meets share ownership requirement
Mr. Estey also holds New Gold 7% Senior Notes due 2020 in the principal amount of $250,000.
Areas of Expertise		Director Election - Voting Results(3)
Accounting & Finance; Corporate Governance; Public Company Board; Management.		Year	For:	Withheld:
		2013 2012 2011	99.52% 80.42% 87.62%	0.48% 19.58% 12.38%
Board and Committee Membership and Attendance 2013		Other Public Directorships
Board	6 of 6	Gibson Energy Inc.		Since 2011
Audit Committee, Chair	5 of 5
Compensation Committee	3 of 3

ROBERT GALLAGHER British Columbia, Canada Age: 63 Director Since June 30, 2008 Non-Independent

Robert Gallagher’s principal occupation is President and Chief Executive Officer of New Gold.  Mr. Gallagher has worked in the mining industry for over 35 years and spent 15 years with Placer Dome Inc., and from August 2000 to December 2007 with Newmont Mining Corporation, most recently as Vice President, Operations, Asia Pacific.  Before the June 2008 business combination of Peak Gold, Metallica and New Gold, Mr. Gallagher was the President and Chief Executive Officer of Peak Gold from February 2008.

Securities Held(1)
	Number of Common Shares	Number of Share Units(4)	Number of Options	Total at risk value of Securities Held ($)(2)
March 17, 2014	255,060	173,000	2,369,000	6,437,465

March 21, 2013	255,060	176,334	2,400,000	13,503,728

Change	no change	(3,334)	(31,000)	(7,066,263)

Meets share ownership requirement

Areas of Expertise		Director Election - Voting Results(3)
Mining Industry & Operations; Accounting & Finance; Health, Safety, Environment & Risk Management; Public Company Board; Management; Government Relations and Legal.		Year	For:	Withheld:
		2013 2012 2011	97.68% 92.54% 97.20%	2.32% 7.46% 2.80%
Board and Committee Membership and Attendance 2013		Other Public Directorships
Board	6 of 6	Southern Arc Minerals	Since 2010
		Dynasty Gold Corp.	Since 2009

VAHAN KOLOLIAN Ontario, Canada Age: 60 Director Since June 1, 2009 Independent

Vahan Kololian is the founder and Managing Partner of TerraNova Partners LP, which invests in the industrial, services and resource sectors. Mr. Kololian started his career in investment banking in 1980 with Burns Fry Limited (now BMO Nesbitt Burns). From 1990 to 2000, he was co-founder and President of Polar Capital Corporation and from 2002 to 2011, he was Chairman of KK Precision Inc., a private engineering and manufacturing company.  Mr. Kololian also serves on the board of Manicouagan Minerals Inc., a public mineral exploration company.  He is also Chairman of the Board of Compact Power Equipment Inc., a North Carolina based equipment rental business operating throughout North America.  Mr. Kololian holds B.A. and LL.B. degrees.  Mr. Kololian is also co-founder and Chairman of the Mosaic Institute, whose purpose is to bring together and promote dialogue among Canadians of differing ethnicities whose homelands are in conflict with one another. Mr. Kololian’s principal occupation is Managing Partner of TerraNova Partners LP.

Securities Held(1)
	Number of Common Shares	Number of DSU	Number of Options	Total at risk value of Securities Held ($)(2)
March 17, 2014	1,125,001	23,221	169,603	7,026,075

March 21, 2013	1,125,001	10,098	139,300	11,477,395

Change	no change	13,123	30,303	(4,451,320)

Meets share ownership requirement
Areas of Expertise		Director Election - Voting Results(3)
Accounting & Finance; Health, Safety, Environment & Risk Management; Corporate Governance; Public Company Board; Management; Legal.		Year	For:	Withheld:
		2013 2012 2011	96.61% 97.97% 99.81%	3.39% 2.03% 0.19%
Board and Committee Membership and Attendance 2013		Other Public Directorships
Board	5 of 6	Manicouagan Minerals Inc.	Since 2001
Corporate Governance	2 of 2
HSE&CSR Committee	2 of 2

MARTYN KONIG Jersey, United Kingdom Age: 56 Director Since June 1, 2009 Independent

Martyn Konig has over 30 years of experience in investment banking and the commodity markets as well as extensive experience in the natural resource sector. Mr. Konig’s principal occupation is Chief Investment Officer for T Wealth Management SA, the private family office for partners and senior management of the Trafigura Group.  Mr. Konig was Executive Chairman and President of European Goldfields Limited until its acquisition by Eldorado Gold Corp. in February 2012 and was Chief Executive Officer of the Blackfish Capital Group from 2005 until August 2009. Mr. Konig was a main Board Director of NM Rothschild and Sons Ltd. for 15 years and held senior positions at Goldman Sachs and UBS. Mr. Konig is a Barrister and Fellow of the Chartered Institute of Bankers.

Securities Held(1)
	Number of Common Shares	Number of DSU	Number of Options	Total at risk value of Securities Held ($)(2)
March 17, 2014	150,000	35,866	169,603	1,322,730

March 21, 2013	150,000	22,743	139,300	2,239,745

Change	no change	13,123	30,303	(917,015)

Meets share ownership requirement
Areas of Expertise		Director Election - Voting Results(3)
Mining Industry and Operations, Accounting & Finance; Health, Safety, Environment & Risk Management; Corporate Governance; Public Company Board; Management; Legal.		Year	For:	Withheld:
		2013 2012 2011	99.70% 95.68% 99.14%	0.30% 4.32% 0.86%
Board and Committee Membership and Attendance 2013		Other Public Directorships
Board	6 of 6	N/A
Audit Committee	5 of 5
Compensation Committee, Chair	3 of 3

PIERRE LASSONDE Ontario, Canada Age: 66 Director Since June 30, 2008 Independent

Pierre Lassonde is the Chairman of Franco-Nevada Corporation. He formerly served as President of Newmont Mining Corporation from 2002 to 2006 and resigned as a director and Vice Chairman of Newmont effective as at November 30, 2007. Previously Mr. Lassonde served as a director and President (1982 to 2002) and Co-Chief Executive Officer (1999 to 2002) of Franco-Nevada Corporation.  Mr. Lassonde is a Member of the Order of Canada and was inducted into the Canadian Mining Hall of Fame in 2013.  Mr. Lassonde’s principal occupation is Chairman of Franco-Nevada Corporation.

Securities Held(1)
	Number of Common Shares	Number of DSU	Number of Options	Total at risk value of Securities Held ($)(2)
March 17, 2014	6,500,000	16,492	169,603	38,840,805

March 21, 2013	6,500,000	9,930	173,750	68,137,316

Change	no change	6,562	(4,147)	(29,296,511)

Meets share ownership requirement
Mr. Lassonde also holds New Gold 7% Senior Notes due 2020 in the principal amount of $5,000,000.
Areas of Expertise		Director Election - Voting Results(3)
Mining Industry and Operations, Accounting & Finance; Corporate Governance; Risk Management; Public Company Board; Management.		Year	For:	Withheld:
		2013 2012 2011	96.60% 97.97% 99.82%	3.40% 2.03% 0.18%
Board and Committee Membership and Attendance 2013		Other Public Directorships
Board	6 of 6	Franco-Nevada Corporation		Since 2007
Compensation Committee	3 of 3	Enghouse Systems Limited		Since 2000
Corporate Governance	2 of 2

RANDALL OLIPHANT Ontario, Canada Age: 54 Director Since June 1, 2009 Non-Independent

Randall Oliphant’s principal occupation is Executive Chairman of New Gold.  From 1999 to 2003, Mr. Oliphant was the President and Chief Executive Officer of Barrick Gold Corporation, and since that time he has served on the boards of a number of public companies and not-for-profit organizations.  In addition, Mr. Oliphant was the Chairman of Western Goldfields Inc. from 2006 until its business combination with New Gold in 2009, at which time he became the Executive Chairman of the combined company.  Mr. Oliphant presently serves on the advisory board of Metalmark Capital LLC, and on the board of directors of Franco-Nevada Corporation, WesternZagros Resources Ltd. and Newmarket Gold Inc.  In addition, in 2013 Mr. Oliphant was elected as Chairman of the World Gold Council.  Mr. Oliphant is a Chartered Professional Accountant, CA.

Securities Held(1)
	Number of Common Shares	Number of Share Units(4)	Number of Options	Total at risk value of Securities Held ($)(2)
March 17, 2014	4,570,855	294,000	3,160,000	33,437,970

March 21, 2013	4,570,855	244,000	2,790,000	56,969,034

Change	no change	50,000	370,000	(23,531,064)

Meets share ownership requirement
Areas of Expertise		Director Election - Voting Results(3)
Mining Industry and Operations, Accounting & Finance; Corporate Governance; Risk Management; Public Company Board; Management.		Year	For:	Withheld:
		2013 2012 2011	93.35% 92.40% 97.14%	6.65% 7.60% 2.86%
Board and Committee Membership and Attendance 2013		Other Public Directorships
Board	6 of 6	Franco-Nevada Corporation	Since 2007
		WesternZagros Resources Ltd.	Since 2007
		Newmarket Gold Inc.	Since 2013

RAYMOND THRELKELD Virginia, United States Age: 67 Director Since June 1, 2009 Non-Independent

Raymond Threlkeld has over 32 years of mineral industry experience.  From 2009 to 2013, Mr. Threlkeld was the President and Chief Executive Officer of Rainy River Resources Ltd. From 2005 to 2009, Mr. Threlkeld was the Chief Operating Officer of Silver Bear Resources Inc.  From 2006 to 2009, he was the President and Chief Executive Officer of Western Goldfields Inc. From 1996 to 2005, Mr. Threlkeld held various senior management positions in precious metal mine development with Barrick Gold Corporation and Coeur d’Alene Mines Corporation including the development of the Pierina Mine in Peru, the Bulyanhulu Mine in Tanzania and the Veladero Mine in Argentina. Mr. Threlkeld has had exploration acquisition success in the Western United States in addition to his management and project development experience. In March 2014, Mr. Threlkeld was appointed Chair of the Board of Newmarket Gold Inc.  Mr. Threlkeld’s principal occupation is a Corporate Director and consultant on natural resource development.

Securities Held(1)
	Number of Common Shares	Number of DSU	Number of Options	Total at risk value of Securities Held ($)(2)
March 17, 2014	177,694	11,527	101,603	1,137,114

March 21, 2013	121,159	4,965	71,300	1,352,668

Change	56,535	6,562	30,303	(215,554)

Meets share ownership requirement
Areas of Expertise		Director Election - Voting Results(3)
Mining Industry and Operations; Health, Safety, Environment & Risk Management; Public Company Board; Management.		Year	For:	Withheld:
		2013 2012 2011	78.14% 79.80% 86.25%	21.86% 20.20% 13.75%
Board and Committee Membership and Attendance 2013		Other Public Directorships
Board	5 of 6	Newmarket Gold Inc.	Since 2014
HSE&CSR Committee	2 of 2

Notes:

(1)
Information regarding the respective securities held by each director, including the number of common shares beneficially owned directly or indirectly or over which control or direction is exercised, has been provided by the relevant director.

(2)
Represents the total at risk value of all common shares, DSU (as defined below), PSU and Options held by the respective directors as at March 17, 2014 and March 21, 2013.

The at risk value as at March 17, 2014 was calculated as follows: (a) the at-risk value of common shares was calculated using the closing price of the Company’s common shares on the TSX on March 17, 2014 of C$6.55; (b) the at risk value of DSU or PSU was calculated by multiplying the number of DSU or PSU held by the closing price of the Company’s common shares on the TSX on March 17, 2014 of C$6.55; and (c) the at risk value of unexercised Options is calculated using the closing price on the TSX on March 17, 2014 of C$6.55 and subtracting the exercise price of the in-the money Options. These amounts were then converted at an exchange rate of C$1.00 = US$0.9048, being the noon rate quoted by the Bank of Canada on March 17, 2014.

The following table shows a breakdown of the at risk value at March 17, 2014 for each type of security held by the Nominees:

Name	At risk value of Common Shares ($)	At risk value of DSU or PSU ($)	At risk value of Options ($)
David Emerson	29,632	101,425	-
James Estey	1,238,626	255,850	221,206
Robert Gallagher	1,511,598	1,025,274	3,900,593
Vahan Kololian	6,667,251	137,618	221,206
Martyn Konig	888,966	212,558	221,206
Pierre Lassonde	38,521,860	97,739	221,206
Randall Oliphant	27,088,898	1,742,373	4,606,699
Raymond Threlkeld	1,053,093	68,314	15,707

The at risk value as at March 21, 2013 was calculated as follows: (a) the at-risk value of common shares was calculated using the closing price of the Company’s common shares on the TSX on March 21, 2013 of C$9.83; (b) the at risk value of DSU or PSU was calculated by multiplying the number of DSU or PSU held by the closing price of the Company’s common shares on the TSX on March 21, 2013 of C$9.83; and (c) the at risk value of unexercised Options is calculated using the closing price on the TSX on March 21, 2013 of C$9.83 and subtracting the exercise price of the in-the money Options. These amounts were then converted at an exchange rate of C$1.00 = US$0.9765, being the noon rate quoted by the Bank of Canada on March 21, 2013.

(3)	Annual voting results for the last three years in which the director was nominated for election to the Board.

(4)
Holdings as at March 21, 2013 included PSU and RSU.  Holdings as at March 17, 2014 are PSU only.  PSU are shown based on the number of Share Units granted.  On the Entitlement Date of the PSU, the cash payment or number of shares to be issued in satisfaction of the PSU will vary from 50% to 150% of the number of Share Units granted, based on achievement of the Performance Criteria.  Refer to “Long Term Incentive Plan” on page 52 for further details regarding PSU.

Cease Trade Orders or Bankruptcies

As at the date of this Circular, no Nominee has, or has been within the past ten years, a director, chief executive officer or chief financial officer of any company (including New Gold) that:

(i)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)
was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

As at the date of this Circular, no Nominee:

(i)
is, or has been within the past ten years, a director or executive officer of any company (including New Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Kololian, who was a board member (but had previously resigned from the board) of a business services company that filed for voluntary bankruptcy on or about June 23, 2010;

(ii)
has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee; or

(iii)	has been subject to
a.
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

	b.	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a Nominee.
Additional Information Regarding the Board

For additional information regarding New Gold’s Board, including compensation, corporate governance practices, independence and directorships of other public company boards, see “Statement of Executive Compensation – Director Compensation” and “Corporate Governance Practices”.

3.	Appointment of Auditor

Shareholders will be asked to consider and, if thought fit to pass, an ordinary resolution to appoint Deloitte LLP as auditor of New Gold to hold office until the close of the next annual general meeting of shareholders of New Gold.  It is also proposed that shareholders authorize the directors to fix the remuneration to be paid to the auditor. Deloitte LLP was first appointed as auditor of New Gold on July 8, 2008.  Additional information with respect to the Company’s auditor can be found in New Gold’s latest Annual Information Form available at www.sedar.com.

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR the appointment of Deloitte LLP as auditor of New Gold until the close of the next annual general meeting of shareholders of New Gold and to authorize the directors to fix their remuneration.

4.	Approval of Unallocated Options under Stock Option Plan

In March 2011, New Gold adopted the New Gold Inc. 2011 Stock Option Plan (as amended, the “Stock Option Plan”) under which Eligible Persons (as defined below, and being generally directors, employees, officers and eligible contractors of New Gold and its affiliates) may be granted options to acquire common shares of the Company (“Options”). The general purpose of the Stock Option Plan is to advance the interests of the Company by providing Eligible Persons with incentives to attract and reward long term commitments to New Gold by Eligible Persons.  In 2014, certain amendments to the Stock Option Plan were adopted to decrease the maximum number of shares issuable under the plan as discussed below. A description of the Stock Option Plan is set out in this Circular under "Stock Option Plans - Stock Option Plan", and a copy of the Stock Option Plan is available under New Gold’s profile on SEDAR at www.sedar.com.

Formerly the maximum number of common shares that could be reserved for issuance under the Stock Option Plan was 5% of the Company’s issued and outstanding common shares (on a non-diluted basis).  As a result of an amendment to the Stock Option Plan adopted in February 2014, up to an aggregate of 3.5% of the Company’s issued and outstanding common shares (on a non-diluted basis) may now be reserved for issuance under the Stock Option Plan and all other security based compensation arrangements of the Company (excluding the Long Term Incentive Plan, as defined below). Because the Stock Option Plan does not have a fixed maximum aggregate of securities issuable, in accordance with section 613 of the TSX Company Manual, unallocated options, rights or other entitlements under the Stock Option Plan must be approved by a majority of New Gold’s directors and by New Gold’s shareholders every three years. The Stock Option Plan was most recently approved by shareholders on May 4, 2011. As such, the Company must seek shareholder approval at the Meeting for all of the unallocated Options issuable pursuant to the Stock Option Plan.

As at March 17, 2014, the Company had 503,530,487 common shares issued and outstanding (on a non-diluted basis) and accordingly a maximum of 17,623,567 common shares were available for issuance pursuant to Options granted under the Stock Option Plan and all other security based compensation arrangements of the Company other than the Long Term Incentive Plan. As of March 17, 2014, there were  11,736,818  Options outstanding under the Stock Option Plan and the Western Goldfields Plan (as defined below) in respect of which up to 11,736,818 common shares may be issued, leaving 5,886,749 common shares available for grant of further Options, to the extent approved by shareholders.

If approval is obtained at the Meeting, the Company will not be required to seek further approval of the grant of unallocated Options under the Stock Option Plan until the Company’s 2017 annual shareholders’ meeting (provided that such meeting is held on or before April 30, 2017). If approval is not obtained at the Meeting, the Company must not grant any further Options under the Stock Option Plan and Options which are outstanding as of the date of the Meeting and are subsequently cancelled, terminated or exercised will not be available for a new grant of Options; however, all Options that have been granted before May 4, 2014 but not yet exercised will continue unaffected.

Stock Option Plan Resolution

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, pass a resolution in the form set out below (“Stock Option Plan Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, approving the grant of unallocated Options issuable pursuant to the Stock Option Plan.

The Stock Option Plan is a key component of New Gold’s compensation program and is used to attract, motivate and retain high calibre employees.  Accordingly, the Board recommends the adoption of the Stock Option Plan Resolution. To be effective, the Stock Option Plan Resolution must be approved by not less than a majority of the votes cast by shareholders present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the persons designated as proxy holders in the accompanying form of proxy will vote the common shares represented by such form of proxy, properly executed, FOR the Stock Option Plan Resolution.

The text of the Stock Option Plan Resolution to be submitted to shareholders at the Meeting is set out below:

“BE IT RESOLVED THAT:

A.
the unallocated Options issuable pursuant to the Stock Option Plan are hereby approved and authorized until the date of the Company’s annual shareholders’ meeting to be held in 2017 (provided that such meeting is held on or before April 30, 2017); and

B.
any director or officer of New Gold is authorized and directed, acting for, in the name of and on behalf of New Gold, to execute or cause to be executed, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer be necessary or desirable to give effect to this resolution.”

5.	Approval of Amended Long Term Incentive Plan

In 2009, New Gold introduced a share unit plan (as amended, the “Long Term Incentive Plan”) that provides for time-based share unit awards (“RSU”) that may be granted to employees, officers and eligible contractors of the Company and its affiliates as a bonus in consideration of past services to the Company or its affiliates. In February 2013, the Board approved amendments to the Long Term Incentive Plan to provide for the grant of performance-based share unit awards (“PSU”, and collectively with RSU, “Share Units”) to employees, officers and eligible contractors of the Company and its affiliates as a bonus in consideration of past services to the Company or its affiliates.  Recipients of RSU or PSU are defined as “Participants”.

In 2014, the Board approved further amendments to the Long Term Incentive Plan to provide, among other things, that, subject to TSX and shareholder approval, on the Entitlement Date (as defined in the Long Term Incentive Plan) of a vested PSU, a Participant may, at the discretion of the Board, be issued common shares of New Gold in lieu of cash to satisfy New Gold’s obligations under such PSU held by such Participant. The Long Term Incentive Plan provides that the aggregate number of common shares to be reserved for issuance on the vesting of PSU must not exceed 1.25% of the common shares issued and outstanding (on a non-diluted basis) at the time of granting the PSU. Pursuant to section 613 of the TSX Company Manual, to permit the issuance of common shares of the Company on the Entitlement Date of outstanding PSU and those that may be granted in the future, the Company must seek shareholder approval at the Meeting for the Long Term Incentive Plan and authorization for the allocation of common shares for issuance to satisfy such PSU. The settlement of RSU continues to be solely in cash.

See “Long Term Incentive Plan” on page 52 of this Circular for a description of the Long Term Incentive Plan.  In addition, a copy of the Long Term Incentive Plan is attached to this Circular as Schedule B.  Details of outstanding PSU are provided in Schedule C to this Circular.

As at March 17, 2014, the Company had 503,530,487 common shares issued and outstanding (on a non-diluted basis). Accordingly the maximum number of common shares available for issuance pursuant to the Long Term Incentive Plan is 6,294,131, being 1.25% of the number of common shares issued and outstanding. As at March 17, 2014, there were 1,101,300 PSU outstanding under the Long Term Incentive Plan in respect of which up to 1,651,950 common shares may be issued (being 150% of the number of PSU outstanding) which represents 0.33% of the common shares issued and outstanding, leaving 4,642,181 common shares available for grant of further PSU, to the extent approved by shareholders.

Unallocated options, rights or other entitlements under a security-based compensation arrangement which does not have a fixed maximum aggregate of securities issuable must be approved by a majority of an issuer’s directors and by an issuer’s security holders every three years.  If approval is obtained at the Meeting, the Company will not be required to seek further approval of the grant of unallocated PSU under the Long Term Incentive Plan until the Company’s 2017 annual shareholders’ meeting (provided that such meeting is held on or before April 30, 2017). If approval is not obtained at the Meeting, all existing Share Units will continue unaffected and additional Share Units may be granted in the future, but the Company will not be permitted to issue its common shares to satisfy its obligations on the Entitlement Date of outstanding PSU or PSU that may be granted in the future.

Long Term Incentive Plan Approval Resolution

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, pass a resolution in the form set out below (“Long Term Incentive Plan Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, to approve the amended Long Term Incentive Plan and to authorize the allocation of common shares for issuance under the Long Term Incentive Plan to satisfy payment obligations for previously granted PSU at the discretion of the Board.

The approval of the Long Term Incentive Plan Resolution is key to allow more flexibility for the Company in compensating its employees by way of PSU grants.  Accordingly, the Board recommends the adoption of the Long Term Incentive Plan Resolution. To be effective, the Long Term Incentive Plan Resolution must be approved by not less than a majority of the votes cast by shareholders present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, FOR the Long Term Incentive Plan Resolution.

The text of the Long Term Incentive Plan Resolution to be submitted to shareholders at the Meeting is set out below:

“BE IT RESOLVED THAT:

A.
the payment obligations of the Company under outstanding PSU (of which 1,101,300 were outstanding as of March 17, 2014) previously granted under the Long Term Incentive Plan are hereby authorized, at the discretion of the Board, to be satisfied by the issuance of common shares from treasury as contemplated by the amended Long Term Incentive Plan;

B.
the Long Term Incentive Plan and unallocated PSU issuable thereunder are hereby approved and authorized until the date of the Company’s annual and special shareholders’ meeting to be held in 2017 (provided that such meeting is held on or before April 30, 2017); and

C.
any director or officer of New Gold is authorized and directed, acting for, in the name of and on behalf of New Gold, to execute or cause to be executed, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer be necessary or desirable to give effect to this resolution.”

6.	Say on Pay Advisory Vote

On February 27, 2014, the Board adopted a policy that provides for an annual advisory shareholder vote on executive compensation, known as “Say on Pay”.  The Say on Pay policy has been implemented to enhance accountability for the compensation decisions made by the Board by giving shareholders a formal opportunity to provide their views on the Company’s approach to executive compensation through an annual non-binding advisory vote, which requires an affirmative vote of a majority of the votes cast at each annual meeting. The Company will disclose the results of the vote as part of its report on voting results for each annual meeting. The results will not be binding; the Board will remain fully responsible for the compensation decisions, and will not be relieved of these responsibilities. However, the Board will take the results into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to modify the level and nature of the engagement with shareholders.

In the event that the advisory resolution is not approved by a majority of the votes cast at an annual meeting, the Board will consult with its shareholders (particularly those who are known to have voted against the resolution) in order to understand their concerns, and will review New Gold’s approach to compensation in the context of those concerns.  Results from the Board’s review will be discussed in New Gold’s management proxy circular for the following year.

Shareholders are encouraged to review and consider the detailed information regarding New Gold’s approach to compensation under the heading “Statement of Executive Compensation” on page 18.

At the Meeting, the shareholders of the Company will be asked to consider the following non-binding advisory resolution on the acceptance of New Gold’s approach to executive compensation, known as “Say on Pay”. The resolution conforms to the form of resolution recommended by the Canadian Coalition for Good Governance. Shareholders may vote for or against the following resolution:

“BE IT RESOLVED THAT on an advisory basis, and not to diminish the role and responsibilities of the Board, the shareholders accept the Board’s approach to executive compensation disclosed under the section entitled “Statement of Executive Compensation” in this Circular delivered in advance of the Meeting.”

The Board and management recommend the adoption of the Say on Pay advisory resolution. Shareholders who vote against the resolution are encouraged to contact the Board using the contact information provided under the heading “Contacting the Board of Directors” on page 66.

Unless authority to do so is withheld, the persons named in the form of proxy intend to vote FOR the Say on Pay advisory resolution.

STATEMENT OF EXECUTIVE COMPENSATION

In this section, the individuals in the “Summary Compensation Table” are referred to as the named executive officers (“NEOs”).

Compensation Discussion and Analysis

New Gold is an intermediate gold producer with a portfolio of assets in Canada, the United States, Australia, Mexico and Chile.  As part of its business strategy, New Gold is focused on:

•	executing on operational targets (safety, cost, production, environment and social responsibility);

•	maintaining a strong financial position;

•	enhancing value through project development and continuous improvement of its existing operations; and

•	disciplined growth through additional, value-enhancing merger and acquisition opportunities.

New Gold’s executive compensation program is intended to support these goals by attracting and retaining talented employees through competitive compensation, paying for performance, aligning compensation with shareholders’ interests and providing the flexibility necessary to accommodate the needs of New Gold in the different business conditions in which it operates.

In particular, New Gold’s executive compensation program is designed to support the Company’s growth by rewarding:

•	individual skill and experience of executives;

•	individual and corporate performance; and

•	the long term performance of New Gold’s share price.

Role of the Compensation Committee

The Compensation Committee is comprised of Martyn Konig (Chair), Pierre Lassonde and James Estey, who are each independent directors.  The Compensation Committee assists the Board in approving and monitoring the Company’s guidelines and practices with respect to compensation and benefits, as well as administering the Company’s equity-based compensation plans.  The Compensation Committee’s responsibilities include, among other things:

•	ensuring that the Company has programs to attract and develop executive officers of the highest calibre;

•	reviewing succession plans for the Company’s executive officers and reporting to the Board on succession planning; and

•
reviewing corporate goals and objectives relevant to the compensation of executive officers and making recommendations to the Board regarding such goals and objectives, and, based on performance against those goals and objectives, recommending to the Board the annual salary, bonus and other benefits, direct and indirect, of executive officers.

In addition, the Compensation Committee is responsible for establishing a clear and concise compensation philosophy for the Company.  New Gold’s executive compensation philosophy is as follows:

•	salaries are benchmarked to the median of the market compensation data, which means that executive officers should not expect automatic annual salary increases;

•	New Gold’s compensation is focused on performance-based bonuses and equity; and

•	compensation packages include salary, performance-based bonus, stock options and Share Units.

The members of the Compensation Committee each have extensive experience in managing companies and businesses, including with respect to setting and implementing the objectives of compensation programs.

Elements of NEO Compensation

Compensation of NEOs for the year ended December 31, 2013 included base salary, annual performance-based bonus, stock options, Share Units and other annual compensation such as health and retirement benefits.  The following table lists each element of the Company’s executive compensation program and summarizes why New Gold chooses to pay each element.

Element of compensation	Purpose of element
Base Salary
Base salaries are fixed and therefore not subject to uncertainty.  Base salaries are used as a measure to compare to, and remain competitive with, compensation offered by competitors and as the base to determine other elements of compensation and benefits.

Annual Bonus
While base salaries are fixed, annual bonuses are tied to performance and are a variable component of compensation designed to reward NEOs for maximizing operating and financial performance of the Company.  Annual bonuses are paid at the discretion of the Board and are determined based on a number of factors, including financial and operational performance as well as personal performance.

Stock Options	Stock options are variable elements of compensation intended to reward NEOs’ success in achieving sustained, long term profitability and increases in stock value.
Share Units (1)
PSU are variable elements of compensation intended to reward NEOs’ success in achieving sustained, long term profitability, increases in stock value and comparatively better performance than the S&P/TSX Global Gold index.  Unlike restricted share units, which are paid based on the value of the Company’s shares on a fixed date regardless of performance, PSU are linked to the performance of the Company relative to the wider industry for the applicable performance measurement period.

Benefits Plans - including medical, dental, life insurance, disability insurance, a group RRSP for Canadian employees, and a 401(k) plan for US employees.
The Company’s benefits plans provide financial reassurance to NEOs in the event of illness, disability or death.  The group RRSP and 401(k) plan are provided to assist individuals in saving for retirement.  Benefits plans during 2013 were provided to NEOs on the same basis as other employees in the applicable jurisdiction, except for annual health assessments that have been available for executives since 2008.

(1)	PSU were granted to NEOs in respect of their performance in 2013 and 2012.

Benchmarking

The Compensation Committee believes that it is appropriate to establish compensation levels based largely on benchmarking against similar companies, both in terms of compensation practices as well as levels of compensation. In this way, New Gold can assess if its compensation is competitive in the marketplace for its employees, as well as measure its reasonableness.

New Gold reviewed the actual compensation paid to executives of the following companies, which are similar in size and scope to New Gold, as reported in their annual executive compensation disclosures.  All of the companies are gold producers with at least one asset in production, with operations of similar size and scope to New Gold and with comparable market capitalization. In addition, New Gold referenced the compensation data of companies with annual revenues ranging from $500 million to $2.5 billion provided in the Mining Industry Salary Surveys published by Mercer LLC (“Mercer”).

Comparative company	Corporate head office location
Agnico-Eagle Mines Limited	Toronto, Ontario
Alamos Gold Inc.	Toronto, Ontario
Alacer Gold Corp.	Englewood, Colorado, United States
AuRico Gold Inc.	Toronto, Ontario
Centerra Gold Inc.	Toronto, Ontario
Eldorado Gold Corporation	Vancouver, British Columbia

Comparative company	Corporate head office location
IAMGold Corporation	Toronto, Ontario
Osisko Mining Corporation	Montreal, Quebec
Yamana Gold Inc.	Toronto, Ontario

Outside Consultants

New Gold purchased compensation surveys related to the mining industry as well as general industry from Mercer and Towers Watson & Co. (“Towers Watson”) in 2013.  In addition, Towers Watson also provided New Gold with market compensation data for executive level positions.

Logan Human Resources Management Inc. (“Logan HR”) summarized the NEO compensation data for the peer group as well as providing compensation benchmark data for New Gold’s professional and administrative employees in its Vancouver and Toronto corporate offices.

In 2012, New Gold engaged Hugessen Consulting Inc. (“Hugessen Consulting”) to review New Gold’s executive compensation practices and in 2013, Hugessen Consulting provided guidance to the Compensation Committee on the subject of advisory shareholder votes on executive compensation.

Other than described above, Hugessen Consulting, Towers Watson, Mercer and Logan HR did not provide any other services to New Gold during 2013.

Consultant	Year ended December 31	Executive compensation-related fees ($) (1)	All other fees ($)
Hugessen Consulting	2013	7,779	Nil
	2012	126,634	Nil
Logan HR	2013	11,603	7,283
Mercer (2)	2013	4,807	8,939
	2012	6,002	Nil
Towers Watson	2013	19,986	2,039
	2012	16,547	Nil

(1)
Consulting fees were charged in Canadian dollars and converted from Canadian dollars have been converted at an exchange rate of C$1.00 = US$0.9710 for 2013 and C$1.00 = US$1.0004 for 2012, being the average noon rate quoted by the Bank of Canada for each respective year.

(2)	Mercer acquired the Coopers Mining Industry Survey Database in February 2013.

Compensation Elements

Below is a description of why New Gold currently chooses to pay each element of executive compensation and how New Gold determines the amount to be paid for each element.

Base Salary

To ensure New Gold will continue to attract and retain qualified and experienced executives, base salaries are reviewed and, if appropriate, adjusted annually in order to ensure they remain at the median for comparable companies. For 2014, no adjustments have been made to the base salaries of the Chairman, Chief Executive Officer or Chief Financial Officer.

New Gold endeavours to pay the salaries of its NEOs at the median compensation of comparable companies while providing greater compensation upside using performance-based compensation components such as performance-based bonuses, stock options and PSU.  However, there will be occasions when it pays an executive a base salary above or below the median depending on the individual skills and experience of the executive.  New Gold may also take into account the compensation paid to other executives at a similar level when determining compensation.

Annual Performance-Based Cash Incentives

Similar to the approach used to determine base salaries, in order to attract and retain qualified and experienced executives, officers’ target bonuses are established at a level designed to ensure that cash compensation is competitive with that offered by comparable companies.  In addition, in the case of Messrs. Oliphant and Gallagher, their respective employment contracts also prescribe a minimum bonus amount.

The actual bonus paid to an NEO is based on a combination of his or her personal performance and overall corporate performance, with the relative weighting between the two reflecting the NEO’s position and ability to directly impact corporate performance.  At the beginning of each year, the Board establishes factors to be used to assess corporate performance for the year, as well as the weighting for each factor.  For 2013, the following performance factors were approved by the Board:

Performance factor	Performance goal	Result	Wtg(1)
Disciplined Growth:	Blackwater: complete feasibility study and submit Environmental Assessment Report (if New Gold is required to conduct an extended fisheries study the report will be delayed until Q1 2014).	•	The Blackwater feasibility study was completed in Q4 2013.	25%
		•	The Environmental Assessment Report will be submitted in Q2 2014 as additional work to deal with fisheries studies and other matters was required.
	Blackwater: complete first pass drill testing on targets identified in 2012 that show significant potential to be mineable deposits and complete property-wide reconnaissance to generate and test new targets.	•	The 2103 drill program generated a number of target areas for follow up drilling. In addition, follow up drilling on half of the targets was undertaken in 2013 with several intercepting gold and silver mineralization.	10%
		•	The 2013 drilling program was completed on time and within budget.
	New Afton: complete study to maximize project economics taking into account higher than design mill throughput and probable resource increases.	•	New Afton successfully completed evaluation of economic benefits of an expansion of operation towards 14,000 tonnes per day.	10%
	Other: complete exploration programs on targets that show significant potential to be a mineable deposit.	•	The Company’s 2013 exploration efforts at New Afton increased the contained gold and copper resources on the C-zone area by over 10 times compared to the end of 2012.	10%
		•	As discussed above, in 2013 a successful exploration program was undertaken at Blackwater, including follow up drilling on a number of target areas.

Performance factor	Performance goal	Result		Wtg(1)
Operational Execution:	Achieve planned production and cash costs at forecast foreign exchange and copper/gold/silver prices.	•	Production guidance revised in October 2013.	30%
		•	Gold production of 397,688 ounces of gold was on the high end of revised guidance, but fell short of initial target production of 440,000 to 480,000 ounces of gold.
		•	Silver and copper production was in line with guidance.
		•	Cash costs of $377 per ounce(2) for 2013 were the lowest in the Company’s history.
	Achieve a 10% year on year reduction in Total Reportable Injury Frequency Rate and a 95% completion of target leading indicators.	•	53% reduction of Total Reportable Injury Frequency Rate(3).	5%
		•	Completion rate of 145% for the eight lead indicator activities.
		•	All sites implemented the remaining seven of the New Gold Safety Standard’s 15 core safety management components.
		•	Four sites (Blackwater, Rainy River, New Afton and Mesquite) had no lost time injuries in 2013.
Operational Execution:	Define a standardized management system for environment and corporate social responsibility. Implement 50% of the components of the management systems.	•	The New Gold Corporate Social Responsibility Standard has been developed in consultation with mine and project sites. Based on a self-assessment, 55% of the Standard’s components have been implemented across all mine and project sites.	5%
		•	The New Gold Environmental Management Standard was also finalized. Based on a self-assessment, 80% of the Standard’s components have been implemented across all sites.
Management Succession:	Maintain succession planning to a point where all positions managing sizeable teams at the General Manager and higher levels have at least one potential successor in place and ready for promotion within a two year time frame.	•	Self-assessment shows viable successors are in place for certain, but not all, positions.	5%

(1)	Weighting given to each performance factor in determining bonus payments for performance in 2013.

(2)
“Total cash costs” per gold ounce is a common financial performance measure in the gold mining industry but with no standard meaning under International Financial Reporting Standards (IFRS).  New Gold reports total cash costs on a sales basis. Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties and production taxes and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by gold ounces sold to arrive at the total cash costs per ounce sold. This measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. Total cash costs presented do not have a standardized meaning under GAAP and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP. Further details regarding our non-GAAP measures and a reconciliation to the nearest GAAP measures are provided in our MD&A’s accompanying our financial statements filed from time to time on www.sedar.com. See page 45 of the Company’s MD&A for the year ended December 31, 2013, posted on the Company’s website www.newgold.com, for further discussion.

(3)	Total Reportable Injuries = fatalities, lost time, restricted duty and medical treatment injuries.

At the end of the year, the Board reviews corporate performance against the various factors established at the beginning of the year, and also considers other relevant events and circumstances, to establish an overall corporate performance rating that is applied in determining bonuses to be paid.  In the case of 2013, while the Company did experience strong success in certain areas, including operating performance at New Afton, exploration efforts at New Afton and Blackwater and safety performance across the Company, there were also operational challenges at Cerro San Pedro and Mesquite which resulted in a revision to the Company’s production guidance for the year, and the Company’s share price performance was disappointing.  Taking into account all of these factors, the Board determined that an appropriate corporate performance rating was 50%.  In addition, in light of the challenges experienced in 2013 and associated share price performance, the Board determined that the 2013 personal performance rating for all executive officers would be capped at 100% of target.

A summary of the bonus amounts prescribed in employment contracts (where applicable), the target award percentages and the actual bonuses paid for the year ended December 31, 2013 for each NEO is set out below.

Name and position	Annual salary (at December 31, 2013) ($)	Minimum amount specified in employment contract (where applicable)	Target award as % of annual salary	Bonus amount paid ($)	Bonus amount as % of annual salary (at December 31, 2013)
Randall Oliphant Executive Chairman	728,250	A minimum bonus of one-third of annual salary	125%	776,800	107%
Robert Gallagher President and Chief Executive Officer	631,150	A minimum bonus of one-third of annual salary	125%	436,950	69%
Brian Penny Executive Vice President and Chief Financial Officer	402,965	n/a	100%	291,300	72%
Hannes Portmann Vice President, Corporate Development	271,880	n/a	80%	194,200	71%
Mark Petersen Vice President, Exploration	280,000	n/a	80%	175,000	63%

Other Compensation – Perquisites

No NEO received any perquisites which, in aggregate, were greater than $50,000 or 10% of the respective NEO’s salary.

Stock Options

In March 2011, New Gold adopted the Stock Option Plan.  The general purpose of the Stock Option Plan is to advance the interests of New Gold by providing Eligible Persons with incentives to maximize shareholder value and to attract and reward long term commitments to New Gold by Eligible Persons.  A description of the Stock Option Plan is set out in this Circular under “Stock Option Plan” on page 49. Options granted under the Stock Option Plan expire not later than the fifth anniversary of the date the options were granted and vesting provisions for issued options are determined at the discretion of the Board.  New Gold has a practice of not having options vest earlier than 12 months from the grant date.

The Compensation Committee recommends stock option awards to the Board after considering input from management.  The Compensation Committee considers external benchmarking data as well as individual performance of the NEO, individual option holdings, whether they are in-the-money or not, and the total number of stock options outstanding in making decisions or recommendations for option grants to the Board. The Board has delegated authority to the Compensation Committee to grant individual stock option awards up to 50,000 options to non-executive officers and other employees.  Option awards in excess of 50,000 options or to executive officers require approval by the Board.

New Gold has a policy that provides for annual stock option grants to be made at, or shortly after, a meeting of the Compensation Committee in the first quarter of each year.  Expected value is calculated using a Black-Scholes valuation methodology consistent with the methodology for valuing stock options for New Gold’s stock-based compensation expense in its financial statements.  Expected value as a percentage of annual salary varies depending on an individual’s level within the organization and is determined based on benchmarking against a comparator group of companies as listed under the heading “Benchmarking”.

The Board approved, on the recommendation of the Compensation Committee, the grant of the following stock options on February 14, 2014 to the NEOs in recognition of their performance in 2013 and as part of their 2013 compensation.

Name	Position	Number of Options(1)	Value of Option award($)(2)
Randall Oliphant	Executive Chairman	370,000	855,876
Robert Gallagher	President and Chief Executive Officer	210,000	485,767
Brian Penny	Executive Vice President and Chief Financial Officer	130,000	300,713
Hannes Portmann	Vice President, Corporate Development	130,000	300,713
Mark Petersen	Vice President, Exploration	90,000	208,186

(1)
All of these stock options were granted on February 14, 2014 and vest in three equal instalments beginning on the first anniversary of the date of grant.  The exercise price for these stock options is C$6.33.  The options expire on February 14, 2019.

(2)
The value of the option awards is calculated using the Black-Scholes option valuation methodology converted at an exchange rate of C$1.00 = US$0.9107, being the noon rate quoted by the Bank of Canada on February 14, 2014, the date on which the options were granted.

Share Units

In 2009, New Gold introduced the Long Term Incentive Plan, which provides for RSU (time-based share unit awards) and which was subsequently amended in February 2013 to provide for PSU (performance-based share unit awards) as a bonus in consideration of past services to the Company or its affiliates.  In this Circular, RSU and PSU are collectively referred to as “Share Units”.  A description of the Long Term Incentive Plan is set out in this Circular under “Long Term Incentive Plan” on page 52 and a copy of the Long Term Incentive Plan is attached as Schedule B to this Circular.

PSU were granted to each NEO in 2014 and 2013 in recognition of performance in 2013 and 2012, respectively.  The Board considers that PSU are a more appropriate form of compensation for NEOs (as compared to RSU) as their value is tied to the performance of the Company relative to the wider industry over the applicable performance measurement periods.

Name and principal position	Year	PSU granted(#)(1)	Total value of PSU awards($)(2)
Randall Oliphant Executive Chairman	2014	150,000	2,303,554
	2013	144,000
Robert Gallagher President and Chief Executive Officer	2014	80,000	1,390,400
	2013	93,000
Brian Penny Executive Vice President and Chief Financial Officer	2014	50,000	847,771
	2013	56,000
Hannes Portmann Vice President, Corporate Development	2014	45,000	559,198
	2013	30,000
Mark Petersen Vice President, Exploration	2014	35,000	501,532
	2013	30,000

(1)
All of the 2014 PSU were granted on February 14, 2014 and vest on December 31, 2016, and all of the 2013 PSU were granted on February 13, 2013 and vest on December 31, 2015. PSU are shown based on the number of Share Units granted.  On the Entitlement Date of the PSU, the cash payment or number of shares to be issued in satisfaction of the PSU will vary from 50% to 150% of the number of Share Units granted, based on achievement of the Performance Criteria.  Refer to “Long Term Incentive Plan” on page 52 for further details regarding PSU.

(2)
The PSU granted in 2014 in respect of performance in 2013 are valued by multiplying the number of units granted by C$6.33, being the five-day volume weighted average share price of New Gold on the TSX immediately preceding the date of grant (February 14, 2014), and then converting that amount at an exchange rate of C$1.00 = US$0.9107, being the noon rate quoted by the Bank of Canada for February 14, 2014. The PSU granted in 2013 in respect of performance in 2012 are valued by multiplying the number of units granted by C$10.01, being the five-day volume weighted average share price of New Gold on the TSX immediately preceding the date of grant (February 13, 2013), and then converting that amount at an exchange rate of C$1.00 = US$0.9980, being the noon rate quoted by the Bank of Canada for February 13, 2013.

Share Ownership Policy for Directors and NEOs

Refer to page 43 of this Circular for information about the Company’s share ownership requirements and compliance by the Company’s directors, the Executive Chairman and the President and Chief Executive Officer in 2013.  New Gold’s other NEOs are not required to comply with any minimum share ownership requirements.

Retirement Benefits

New Gold sponsors a voluntary Group RRSP program for Canadian corporate employees and a 401(k) plan for US corporate employees.   Participating Canadian employees may contribute between 1% and 9% of their annual base salary to the RRSP program.  New Gold then matches the employee contributions up to a maximum amount based on the annual limitation set each year by the Canada Revenue Agency.  In 2013, the limitation on the Company’s matching contributions was C$11,910 per participating employee. For U.S. corporate employees, New Gold provides a 401(k) plan through one of its subsidiaries, Metallica Management Inc. (“MMI”).  MMI contributes an amount equal to 50% of an employee’s contribution to their 401(k) plan, subject to a maximum contribution of 10% of their eligible earnings and any annual IRS contribution maximums.

Other than matching contributions to the retirement programs described above (which amounts are disclosed under “All other compensation” in the Summary Compensation Table), New Gold does not provide retirement benefits for NEOs.

Fit with Overall Compensation Objectives

New Gold believes that all of the elements of compensation discussed above fit into New Gold’s overall compensation philosophy and objectives.  Specifically, New Gold believes that the base salaries and retirement benefits paid to NEOs in 2013 supported its compensation objective of providing competitive compensation that attracts and retains talented employees while its annual performance-based cash incentives and equity grants align compensation with shareholders’ interests and pay for performance and results.  These elements also support New Gold’s business strategy and are sufficiently flexible to recognize the needs of New Gold in different business conditions.

2014 Compensation Directions

It is anticipated that the components of executive compensation for 2014 performance will be similar to those from 2013, comprised of base salaries, a performance-based cash bonus, Options, Share Units and other annual compensation such as health and retirement benefits.  While the Board reviews the base salaries of the Company’s executive officers every year to ensure that they remain in line with the Company’s compensation objectives, in light of the challenges faced by the Company in 2013, no adjustments have been made to the base salaries of the Chairman, Chief Executive Officer or Chief Financial Officer for 2014.  In addition, the Board has determined to reduce the annual retainer paid to directors in 2014 to C$75,000 (plus an additional C$15,000 for the Chair of the Audit Committee), 100% which must be taken in DSU.

Risks Associated with Company’s Compensation Policies and Practices

The Compensation Committee considers the implications and risks of the Company’s compensation policies and practices as a factor in assisting the Board in approving and monitoring guidelines and practices regarding the compensation and benefits of officers, as well as administering the Company’s equity-based compensation plans.  In particular, the committee considers the impact on NEOs and other senior executives to ensure that they do not take inappropriate or excessive risks.

The Compensation Committee has not identified any risks in the Company’s existing compensation policies and practices that it believes would be reasonably likely to have a material adverse effect on the Company.

Anti-Hedging Policy for Directors and Executive Officers

The Company has adopted a formal policy which prohibits executive officers and directors from purchasing financial instruments that are designed to hedge or offset a decrease in the market value of common shares or other securities of the Company held by the executive officer or director.

Performance Graph

The following graph compares the cumulative total shareholder return for C$100 invested in common shares of New Gold from December 31, 2008 to December 31, 2013 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the same period, assuming the reinvestment of all dividends.

Cumulative Value of C$100 Investment from December 31, 2008 to December 31, 2013

(in C$)	2008	2009	2010	2011	2012	2013
New Gold Inc.	100.0	214.7	546.9	580.8	622.0	314.1
% Change (year on year)		114.7	154.7	6.2	7.1	-49.5
S&P/TSX Composite Index	100.0	134.3	157.5	144.0	154.1	173.7
% Change (year on year)		34.3	17.2	-8.6	7.1	12.7
S&P/TSX Global Gold Index	100.0	107.6	136.2	117.7	100.5	53.1
% Change (year on year)		7.6	26.6	-13.5	-14.6	-47.2

Many members of the current management team at New Gold were brought together as a result of two business combinations in 2008 and 2009 respectively.  Since that time New Gold has endured a significant downturn in the global stock markets, however its share price had rebounded significantly from market lows up until 2012.  During 2013, the impact of weaker gold prices has impacted New Gold’s stock price performance.

Over the period from January 1, 2009 to December 31, 2013, the total increase in value of New Gold’s share price was 214%, while the total value of compensation provided to the Executive Chairman, the President and Chief Executive Officer, the Executive Vice President and Chief Financial Officer, and the other two most highly compensated executive officers over the same period decreased by 15%.

Summary Compensation Table

The following table provides information for the years ended December 31, 2013, 2012 and 2011 regarding compensation earned by each of the following officers of New Gold (being the NEOs):  (a) the Executive Chairman, (b) the President and Chief Executive Officer, (c) the Executive Vice President and Chief Financial Officer, and (d) the other two most highly compensated executive officers.

Compensation is paid to the NEOs in Canadian dollars. For purposes of this disclosure, New Gold has elected to report the amounts paid to NEOs in United States dollars as this is the currency that the Company uses for its financial statements.  Unless stated otherwise, the amounts paid to NEOs have been converted to United States dollars at an exchange rate of C$1.00 = US$0.9710 for 2013, C$1.00 = 1.0004 for 2012, and C$1.00 = US$1.0117 for 2011, being the average noon rate quoted by the Bank of Canada for each respective year.

Name and principal position	Year	Salary ($)	Share- based awards ($)(3)(4)	Option- based awards ($)(4)(5)	Non-equity incentive plan compensation($)		All other compensation ($)(7)	Total compensation ($)
					Annual incentive plans(6)	Long term incentive plans
Randall Oliphant(1) Executive Chairman	2013	728,250	864,997	852,506	776,800	-	11,565	3,234,118
	2012	650,260	1,438,557	1,325,544	1,500,600	-	11,490	4,926,451
	2011	657,605	-	2,955,264	1,112,870	-	21,752	4,747,491
Robert Gallagher(2) President and Chief Executive Officer	2013	631,150	461,331	483,855	436,950	-	11,565	2,024,851
	2012	650,260	929,068	863,889	800,320	-	11,490	3,255,027
	2011	657,605	-	2,068,685	607,020	-	11,356	3,344,666
Brian Penny Executive Vice President and Chief Financial Officer	2013	402,965	288,332	299,529	291,300	-	11,565	1,293,691
	2012	400,160	559,439	511,934	500,200	-	11,490	1,983,223
	2011	389,505	-	1,182,106	404,680	-	11,356	1,987,647
Hannes Portmann Vice President, Corporate Development	2013	271,880	259,449	299,529	194,200	-	11,565	1,036,673
	2012	260,104	299,699	283,392	300,120	-	10,579	1,153,894
	2011	242,808	-	591,053	404,680	-	11,356	1,249,897
Mark Petersen Vice President, Exploration	2013	280,000	201,833	207,366	175,000	-	8,750	872,949
	2012	260,000	299,699	283,392	275,000	-	8,500	1,126,591
	2011	223,688	-	591,053	500,000	-	8,250	1,322,991

(1)	Mr. Oliphant is also a director of New Gold but does not receive compensation related to his role as a director.

(2)	Mr. Gallagher is also a director of New Gold but does not receive compensation related to his role as a director.

(3)
The PSU granted in 2014 in respect of performance in 2013 are valued by multiplying the number of units granted by C$6.33, being the five-day volume weighted average share price of New Gold on the TSX immediately preceding the date of grant (February 14, 2014), and then converting that amount at an exchange rate of C$1.00 = US$0.9107, being the noon rate quoted by the Bank of Canada for February 14, 2014. The PSU granted in 2013 in respect of performance in 2012 are valued by multiplying the number of units granted by C$10.01, being the five-day volume weighted average share price of New Gold on the TSX immediately preceding the date of grant (February 13, 2013), and then converting that amount at an exchange rate of C$1.00 = US$0.9980, being the noon rate quoted by the Bank of Canada for February 13, 2013.

(4)	Options and Share Units are disclosed as follows:

a.
Options and Share Units in recognition of a previous year’s performance that are granted in the first quarter of the following year are disclosed in the year in respect of which the performance is being recognized.

	b.	Options granted on hire or following a merger are disclosed in the year of grant.

c.
PSU are shown based on the number of Share Units granted.  On the Entitlement Date of the PSU, the cash payment or number of shares to be issued in satisfaction of the PSU will vary from 50% to 150% of the number of Share Units granted, based on achievement of the Performance Criteria.  Refer to “Long Term Incentive Plan” on page 52 for further details regarding PSU.

(5)
Option-based awards are valued using the Black-Scholes option valuation methodology. This is consistent with the accounting values used in the Company’s financial statements. The key assumptions made in valuing the awards are as follows:

Grant date	Exercise price	Risk free rate of return	Volatility estimate	Expected life (years)	Per Option value	Exchange rate (C$1.00 =)
February 14, 2014	C$6.33	1.09%	53%	3.67	C$2.54	$0.9107

Grant date	Exercise price	Risk free rate of return	Volatility estimate	Expected life (years)	Per Option value	Exchange rate (C$1.00 =)
February 13, 2013	C$10.01	0.57%	60%	3.67	C$4.58	$0.9980
February 10, 2012	C$11.87	1.41%	60%	4.67	C$5.92	$0.9984

(6)	Payments under annual incentive plans were paid in 2014 for performance in 2013, 2013 for performance in 2012, and 2012 for performance during 2011.
(7)
Included in this column are Company paid matching contributions to a Group RRSP in the amounts of $11,565 in 2013, $11,490 in 2012 and $11,356 in 2011 to each of Messrs. Gallagher and Penny. The amounts shown for Mr. Portmann are Company paid matching contributions to a Group RRSP of $11,565 in 2013, $10,579 in 2012 and $11,356 in 2011. The amounts shown for Mr. Oliphant are Company paid matching contributions to a Group RRSP of $11,565 for 2013, $11,490 for 2012 and $21,752 for 2010 and 2011 which were paid in 2011. The amounts shown for Mr. Petersen are Company paid contributions to a 401(k) plan in the amounts of $8,750 for 2013, $8,500 for 2012 and $8,250 for 2011.

The following table shows the total compensation for the current NEOs, as well as the total compensation as a percentage of earnings from mine operations and as a percentage of shareholder equity.

	Total compensation for Named Executive Officers ($)	Total compensation for Named Executive Officers as a percentage of earnings from mine operations	Total compensation for Named Executive Officers as a percentage of shareholder equity
2013	8,462,282	5%	0.3%
2012	12,445,186	4%	0.5%
Change	(3,982,904)	1%	(0.2%)

NEO Cash Compensation

The following table shows the cash compensation received by each NEO during the years ended December 31, 2013 and 2012 and the year-over-year change. Refer to the Summary Compensation Table above for total compensation earned by NEOs during years ended December 31, 2013, 2012 and 2011.

Name and principal position	Year	Salary ($)(1)	Annual incentive plans (bonus amount paid) ($)(2)	All other cash compensation ($)(3)	Total cash compensation ($)
Randall Oliphant Executive Chairman	2013	728,250	776,800	11,565	1,516,615
	2012	650,260	1,500,600	11,490	2,162,350
	Change	77,990	(723,800)	75	(645,735)
Robert Gallagher President and Chief Executive Officer	2013	631,150	436,950	11,565	1,079,665
	2012	650,260	800,320	11,490	1,462,070
	Change	(19,110)	(363,370)	75	(382,405)
Brian Penny Executive Vice President and Chief Financial Officer	2013	402,965	291,300	11,565	705,830
	2012	400,160	500,200	11,490	911,850
	Change	2,805	(208,900)	75	(206,020)
Hannes Portmann Vice President, Corporate Development	2013	271,880	194,200	11,565	477,645
	2012	260,104	300,120	10,579	570,803
	Change	11,776	(105,920)	986	(93,158)

Name and principal position	Year	Salary ($)(1)	Annual incentive plans (bonus amount paid) ($)(2)	All other cash compensation ($)(3)	Total cash compensation ($)
Mark Petersen Vice President, Exploration	2013	280,000	175,000	8,750	463,750
	2012	260,000	275,000	8,500	543,500
	Change	20,000	(100,000)	250	(79,750)

(1)	Negative change in salary for Mr. Gallagher is due to currency exchange rate variations. There was no change in the salary that is paid in Canadian dollars from 2012 to 2013.

(2)	Payments under annual incentive plans were paid in 2014 for performance in 2013, and in 2013 for performance in 2012.

(3)
Included in this column are Company paid matching contributions to a Group RRSP in the amounts of $11,565 in 2013 and $11,490 in 2012 to each of Messrs. Oliphant, Gallagher and Penny. The amounts shown for Mr. Portmann are Company paid matching contributions to a Group RRSP of $11,565 in 2013 and $10,579 in 2012. The amounts shown for Mr. Petersen are Company paid contributions to a 401(k) plan in the amounts of $8,750 for 2013 and $8,500 for 2012.

NEO Equity Compensation

The following table shows the equity compensation received by each NEO during the years ended December 31, 2013 and 2012 and the year-over-year change. Refer to the Summary Compensation Table above for total compensation earned by NEOs during years ended December 31, 2013, 2012 and 2011.

Name and principal position	Year	Share-based awards ($)(1)(2)	Option-based awards ($)(2)(3)	Total value of equity- based compensation ($)
Randall Oliphant Executive Chairman	2013	864,997	852,506	1,717,503
	2012	1,438,557	1,325,544	2,764,101
	Change	(573,560)	(473,038)	(1,046,598)
Robert Gallagher President and Chief Executive Officer	2013	461,331	483,855	945,186
	2012	929,068	863,889	1,792,957
	Change	(467,737)	(380,034)	(847,771)
Brian Penny Executive Vice President and Chief Financial Officer	2013	288,332	299,529	587,861
	2012	559,439	511,934	1,071,373
	Change	(271,107)	(212,405)	(483,512)
Hannes Portmann Vice President, Corporate Development	2013	259,499	299,529	559,028
	2012	299,699	283,392	583,091
	Change	(40,200)	16,137	(24,063)
Mark Petersen Vice President, Exploration	2013	201,833	207,366	409,199
	2012	299,699	283,392	583,091
	Change	(97,866)	(76,026)	(173,892)

(1)
The PSU granted in 2014 in respect of performance in 2013 are valued by multiplying the number of units granted by C$6.33, being the five-day volume weighted average share price of New Gold on the TSX immediately preceding the date of grant (February 14, 2014), and then converting that amount at an exchange rate of C$1.00 = US$0.9107, being the noon rate quoted by the Bank of Canada for February 14, 2014. The PSU granted in 2013 in respect of performance in 2012 are valued by multiplying the number of units granted by C$10.01, being the five-day volume weighted average share price of New Gold on the TSX immediately preceding the date of grant (February 13, 2013), and then converting that amount at an exchange rate of C$1.00 = US$0.9980, being the noon rate quoted by the Bank of Canada for February 13, 2013.

(2)	Options and Share Units are disclosed as follows:

	(a)	Options and Share Units granted in recognition of a previous year’s performance in the first quarter of the following year are disclosed in the year to which the performance is being recognized.

	(b)	Options granted on hire or following a merger are disclosed in the year of grant.

(c)
PSU are shown based on the number of Share Units granted.  On the Entitlement Date of the PSU, the cash payment or number of shares to be issued in satisfaction of the PSU will vary from 50% to 150% of the number of Share Units granted, based on achievement of the Performance Criteria.  Refer to “Long Term Incentive Plan” on page 52 for further details regarding PSU.

(3)
Option-based awards are valued using the Black-Scholes option valuation methodology. This is consistent with the accounting values used in the Company’s financial statements. The key assumptions made in valuing the awards are set out in Note 5 to the Summary Compensation Table above.

NEO Share Ownership as at December 31, 2013

The following table shows the number of common shares of New Gold and Share Units held by each NEO and the value of those common shares and Share Units as at December 31, 2013 and 2012 and the year-over-year change.

Name and principal position	Year	Number of common shares held	Number of Share Units held(1)(2)	Amount at risk (total market value of common shares and Share Units) ($)(3)
Randall Oliphant Executive Chairman	2013	4,570,855	144,000	25,454,371
	2012	4,570,855	100,000	51,446,684
	Change	Nil	44,000	(25,992,313)
Robert Gallagher President and Chief and Executive Officer	2013	255,060	93,000	1,879,092
	2012	175,000	83,334	2,845,395
	Change	80,060	9,666	(966,303)
Brian Penny Executive Vice President and Chief Financial Officer(4)	2013	570,000	56,000	3,379,624
	2012	500,000	Nil	5,507,202
	Change	70,000	56,000	(2,127,578)
Hannes Portmann Vice President, Corporate Development	2013	25,473	30,000	299,485
	2012	8,650	0	95,275
	Change	16,823	30,000	204,210
Mark Petersen Vice President, Exploration	2013	20,894	30,000	274,764
	2012	20,894	Nil	230,135
	Change	Nil	30,000	44,629

(1)
PSU for 2013 performance are granted in 2014.  As a result, these PSU are not included in the respective NEO’s ownership at December 31, 2013.  Similarly, PSU for 2012 performance are granted in 2013 and these PSU are not included in the respective NEO’s ownership at December 31, 2012.

(2)
PSU are shown based on the number of Share Units granted.  On the Entitlement Date of the PSU, the cash payment or number of shares to be issued in satisfaction of the PSU will vary from 50% to 150% of the number of Share Units granted, based on achievement of the Performance Criteria.  Refer to “Long Term Incentive Plan” on page 52 for further details regarding PSU.

(3)
Calculated by multiplying the number of Share Units (all of which are PSU) and common shares by the closing price of New Gold’s common shares on the TSX on December 31, 2013 and 2012 of C$5.56 and C$11.01, respectively, and converted at an exchange rate of C$1.00 = US$0.9710 for 2013 and C$1.00 = 1.0004 for 2012, being the average noon rate quoted by the Bank of Canada for each respective year.

(4)	Mr. Penny also holds New Gold 7% Notes due 2020 in the principal amount of $300,000.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as at December 31, 2013.  New Gold granted PSU on February 14, 2014 to the NEO’s in recognition of their performance in 2013 and as part of their 2013 compensation.

Outstanding Option and Share-Based Awards as at December 31, 2013

Name	Grant date	Number of securities underlying unexercised Options (#)(1)	Option exercise price (C$)	Option expiration date	Value of unexercised in- the-money Options ($)(2)	Number of unvested Share Units (#)(1)	Market value of unvested share-based awards ($)(3)
Randall Oliphant	June 2, 2009 (4)	1,500,000	3.21	June 2, 2016	3,422,775	-	-
	January 26, 2011 (5) (6)	500,000	7.67	January 26, 2018	-	-	-
	February 10, 2012 (5) (7)	500,000	11.87	February 10, 2017	-	-	-
	February 13, 2013 (5) (8)	290,000	10.01	February 13, 2018	-	144,000	777,421
Robert Gallagher	February 17, 2009 (4)	380,000	2.71	February 17, 2016	1,051,593	-	-
	June 2, 2009 (4)	840,000	3.21	June 2, 2016	1,916,754	-	-
	January, 26, 2011 (5) (6)	400,000	7.67	January 26, 2018	-	-	-
	February 10, 2012 (5) (7)	350,000	11.87	February 10, 2017	-	-	-
	February 13, 2013 (5) (8)	189,000	10.01	February 13, 2018	-	93,000	502,085
Brian Penny	June 2, 2009 (4)	200,000	3.21	June 2, 2016	456,370	-	-
	January 27, 2010 (4)	400,000	4.39	January 27, 2017	454,428	-	-
	January 26, 2011 (5) (6)	100,000	7.67	January 26, 2018	-	-	-
	February 10, 2012 (5) (7)	200,000	11.87	February 10, 2017	-	-	-
	February 13, 2013 (5) (8)	112,000	10.01	February 13, 2018	-	56,000	302,331
Hannes Portmann	August 8, 2008 (4)	60,000	2.00	August 8, 2015	207,406	-	-
	January 27, 2010 (4)	150,000	4.39	January 27, 2017	170,411	-	-
	January 26, 2011 (5) (6)	50,000	7.67	January 26, 2018	-	-	-
	February 10, 2012 (5) (7)	100,000	11.87	February 10, 2017	-	-	-
	February 13, 2013 (5) (8)	62,000	10.01	February 13, 2018	-	30,000	161,963

Name	Grant date	Number of securities underlying unexercised Options (#)(1)	Option exercise price (C$)	Option expiration date	Value of unexercised in- the-money Options ($)(2)	Number of unvested Share Units (#)(1)	Market value of unvested share-based awards ($)(3)
Mark Petersen	February 17, 2009 (4)	100,000	2.71	February 17, 2016	276,735	-	-
	January 27, 2010 (4)	150,000	4.39	January 27, 2017	170,411	-	-
	January 26, 2011 (5) (6)	40,000	7.67	January 26, 2018	-	-	-
	February 10, 2012 (5) (7)	100,000	11.87	February 10, 2017	-	-	-
	February 13, 2013 (5) (8)	62,000	10.01	February 13, 2018	-	30,000	161,963

(1)	PSU and Options for 2013 performance are granted in 2014. As a result, these PSU and Options are not included in the respective NEO’s ownership at December 31, 2013.

(2)
Calculated using the closing price of New Gold’s common shares on the TSX on December 31, 2013 of C$5.56 and subtracting the exercise price of in-the-money stock options.  The amount is then converted at an exchange rate of C$1.00 = US$0.9710, being the average noon rate quoted by the Bank of Canada for 2013. The value shown in this column does not represent the actual value the individual NEO could receive.  The actual gain, if any, on exercise will depend on the price of the common shares on the date of exercise.

(3)
Calculated by multiplying the number of Share Units (all of which are PSU) by the closing price of New Gold’s common shares on the TSX on December 31, 2013 of C$5.56.  The amount is then converted at an exchange rate of C$1.00 = US$0.9710, being the average noon rate quoted by the Bank of Canada for 2013.  The actual value realized will depend on the price of the common shares on the date of vesting and the number of PSU that vest.  On the Entitlement Date of the PSU, the cash payment or number of shares to be issued in satisfaction of the PSU will vary from 50% to 150% of the number of Share Units granted, based on achievement of the Performance Criteria.  Refer to “Long Term Incentive Plan” on page 52 for further details regarding PSU.

(4)	Fully vested.

(5)	Option awards vest in three equal instalments beginning on the first anniversary of the date of grant.

(6)	Options granted in January 2011 for performance in 2010.

(7)	Options granted in February 2012 for performance in 2011.

(8)	Options and PSU granted in February 2013 for performance in 2012.

The following table provides information regarding the value of incentive plan awards vested or earned during the year ended December 31, 2013.

Value Vested or Earned During the Year Ended December 31, 2013

Name	Option-based awards – value vested during the year ($) (1)	Share-based awards – value vested during the year ($) (2)	Non-equity incentive plan compensation – Value earned during the year ($)(3)
Randall Oliphant	Nil	524,340	776,800
Robert Gallagher	Nil	436,953	436,950
Brian Penny	151,476	Nil	291,300
Hannes Portmann	56,804	Nil	194,200
Mark Petersen	56,804	Nil	175,000

(1)
Calculated using the closing price of New Gold’s common shares on the TSX on the relevant vesting date and subtracting the exercise price of in-the-money stock options.  The amount is then converted at an exchange rate of C$1.00 = US$0.9710, being the average noon rate quoted by the Bank of Canada for 2013. The value shown in this column does not represent the actual value the individual NEO could receive.  The actual gain, if any, on exercise will depend on the price of the common shares on the date of exercise.

(2)
One-third of the RSU granted on January 26, 2011 to Messrs. Oliphant and Gallagher for their performance in 2010 vested on December 1, 2013.  The value of RSU vested was calculated by multiplying the number of units vested by C$5.40, being the five-day volume weighted average share price of New Gold on the TSX immediately preceding the vesting date (December 1, 2013), and then converting that amount at an exchange rate of C$1.00 = US$0.9710, being the average noon rate quoted by the Bank of Canada for 2013.

(3)	Amounts shown represent non-equity incentive plan compensation for 2013 performance which was paid in 2014.

Options Exercised during the Year Ended December 31, 2013

The following table provides details regarding stock options exercised and sold by the NEOs during the year ended December 31, 2013.

Name	Number of Options exercised and sold	Option Expiry Date	Option exercise price	Date of Exercise	Value realized ($) (1)
Randall Oliphant	Nil	N/A	Nil	N/A	Nil
Robert Gallagher	200,000	March 20, 2013	C$6.20	March 20, 2013	654,454
Brian Penny	30,000	November 26, 2013	C$1.75	November 19, 2013	120,598
	70,000	November 26, 2013	C$1.75	November 22, 2013	267,122
Hannes Portmann	25,000	November 26, 2013	C$1.75	November 8, 2013	102,198
Mark Petersen	Nil	N/A	Nil	N/A	Nil

(1)
Calculated using the difference between the closing price of New Gold’s common shares on the TSX on the date of exercise and the exercise price of the respective options.  The amount is then converted at an exchange rate of C$1.00 = US$0.9710, being the average noon rate quoted by the Bank of Canada for 2013.  The amounts shown in this column may not reflect cash received as, in all cases, the relevant NEO did not sell all of the shares acquired upon the exercise of his options concurrent with such exercise.

Termination and Change of Control Benefits

New Gold has entered into employment agreements with each NEO that contain termination and change of control provisions.

Randall Oliphant (Executive Chairman)

Mr. Oliphant entered into an employment agreement with New Gold effective December 14, 2009, in connection with his appointment as Executive Chairman of New Gold on June 1, 2009.

Termination without Cause

If Mr. Oliphant’s employment is terminated without cause, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Oliphant’s employment agreement provides for a severance payment of 36 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year.  Any stock options granted before the date of the employment agreement which have not vested at the time of termination will vest immediately and will remain exercisable until the earlier of (i) the expiry of such option, or (ii) the date which is 12 months from the date of such termination.  Any stock options granted after the date of the employment agreement which are not vested at the time of termination will be cancelled and any stock options that are vested will remain exercisable until the earlier of (i) the termination of such option, or (ii) such shorter period prescribed by the Board or the policies of the TSX.  In addition, he will continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary) until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

Termination Following a Change of Control

If there is a Change of Control of New Gold (as defined below) and within 12 months of such Change of Control (i) New Gold gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a Triggering Event (as defined below) occurs and Mr. Oliphant elects to terminate his employment, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Oliphant will receive a severance payment of 36 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year.  Any stock options granted which have not vested at the time of termination will vest immediately and will remain exercisable until the earlier of (i) the expiry of such option, or (ii) such shorter period prescribed by the Board or the policies of the TSX.  In addition, he will continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary) until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

Robert Gallagher (President and Chief Executive Officer)

Mr. Gallagher entered into a new employment agreement with New Gold effective December 15, 2009.

Termination without Cause

If Mr. Gallagher’s employment is terminated without cause, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Gallagher’s employment agreement provides for a severance payment of 36 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year.  Any stock options granted before the date of the employment agreement which have not vested at the time of termination will vest immediately and will remain exercisable until the earlier of (i) the expiry of such option, or (ii) the date which is 12 months from the date of such termination.  Any stock options granted after the date of the employment agreement which are not vested at the date of termination will be cancelled and any stock options that are vested will remain exercisable until the earlier of (i) the expiry of such option, or (ii) such shorter period prescribed by the Board or the policies of the TSX.  In addition, he will continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary) until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

Termination Following a Change of Control

If there is a Change of Control of New Gold and within 12 months of such Change of Control (i) New Gold gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a Triggering Event occurs and Mr. Gallagher elects to terminate his employment, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Gallagher will receive a severance payment of 36 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year.  Any stock options granted which have not vested at the time of termination will vest immediately and will remain exercisable until the earlier of (i) the expiry of such option, or (ii) such shorter period prescribed by the Board or the policies of the TSX.  In addition, he will continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary) until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

Brian Penny (Executive Vice President and Chief Financial Officer)

Mr. Penny entered into an employment agreement with New Gold effective December 4, 2009, in connection with his appointment as Executive Vice President and Chief Financial Officer of New Gold on June 1, 2009.

Termination without Cause

If Mr. Penny’s employment is terminated without cause, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Penny’s employment agreement provides for a severance payment of 12 months’ salary and incentive bonus plus one month’s salary and incentive bonus per year of service to a maximum of 18 months’ salary and incentive bonus.  For this purpose, incentive bonus is calculated as the greater of annual bonus at target or the bonus received by him in the previous bonus year.  Any stock options granted before the date of the employment agreement which have not vested at the time of termination will vest immediately and will remain exercisable until the earlier of (i) the expiry of such option, or (ii) the date which is 12 months from the date of such termination.  Any stock options granted after the date of the employment agreement which are not vested at the time of termination will be cancelled and any stock options that are vested will remain exercisable until the earlier of (i) the expiry of such option, or (ii) such shorter period prescribed by the Board or the policies of the TSX.  In addition, he will continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary) until the earlier of obtaining alternate coverage under the terms of any new employment or the period used to determine the severance payment above.

Termination Following a Change of Control

If there is a Change of Control of New Gold and within 12 months of such Change of Control (i) New Gold gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a Triggering Event occurs and Mr. Penny elects to terminate his employment, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Penny will receive a severance payment of 24 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year.  Any stock options granted which have not vested at the time of termination will vest immediately and will remain exercisable until the earlier of (i) the expiry of such option, or (ii) the date which is 12 months from the date of such termination.  In addition, he will continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary) until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

Hannes Portmann (Vice President, Corporate Development)

Mr. Portmann entered into a new employment agreement with New Gold effective December 1, 2009.

Termination without Cause

If Mr. Portmann’s employment is terminated without cause, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Portmann’s employment agreement provides for a severance payment of 12 months’ salary and incentive bonus plus one month’s salary and incentive bonus per year of service to a maximum of 18 months’ salary and incentive bonus.  For this purpose, incentive bonus is calculated as the greater of annual bonus at target or the bonus received by him in the previous bonus year.  Any stock options that are not vested will be cancelled and any stock options that are vested at the time of termination will remain exercisable until the earlier of (i) the expiry of such options, or (ii) the date which is 6 months from the date of such termination.  In addition, he will continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary) until the earlier of obtaining alternate coverage under the terms of any new employment or the period used to determine the severance payment above.

Termination Following a Change of Control

If there is a Change of Control of New Gold and within 12 months of such Change of Control (i) New Gold gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a Triggering Event occurs and Mr. Portmann elects to terminate his employment, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Portmann will receive a severance payment of 24 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year.  Any stock options granted which have not vested at the time of termination will vest immediately and will remain exercisable until the earlier of (i) the expiry of such option, or (ii) the date which is 12 months from the date of such termination.  In addition, he will continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary) until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

Mark Petersen (Vice President, Exploration)

Mr. Petersen entered into a new employment agreement with New Gold effective April 20, 2011

Termination Without Cause

If Mr. Petersen’s employment is terminated without cause, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Petersen’s employment agreement provides for a severance payment of 12 months’ salary and incentive bonus plus one month’s salary and incentive bonus per year of service to a maximum of 18 months’ salary and incentive bonus.  For this purpose incentive bonus is calculated as the greater of annual bonus at target or the bonus received by him in the previous bonus year.  Any stock options granted before the date of the employment agreement which have not vested at the time of termination will vest immediately and shall remain exercisable until the earlier of (i) the expiry of such option, or (ii) the date which is 12 months from the date of such termination.  Any stock options granted after the date of the employment agreement which are not vested will be cancelled and any stock options that are vested will remain exercisable until the earlier of (i) the expiry at the time of termination of such option, or (ii) such shorter period prescribed by the Board or the policies of the TSX.  In addition, he will continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans until the earlier of obtaining alternate coverage under the terms of any new employment or the period used to determine the severance payment above.

Termination Following a Change of Control

If there is a Change of Control of New Gold and within 12 months of such Change of Control (i) New Gold gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a Triggering Event occurs and Mr. Petersen elects to terminate his employment, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Petersen will receive a severance payment of 24 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year.  Any stock options granted which have not vested at the time of termination will vest immediately and will remain exercisable until the earlier of (i) the expiry of such option, or (ii) the date which is 12 months from the date of such termination.  In addition, he will continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

 “Change of Control”

A “Change of Control” is generally defined in each NEO’s employment agreement as (a) New Gold is not the surviving entity in a merger, amalgamation or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly owned subsidiary of New Gold); (b) New Gold sells, leases or exchanges greater than 50% of its assets to any other person or entity (other than an affiliate of New Gold); (c) a resolution is adopted to wind up, dissolve or liquidate New Gold; (d) an acquirer acquires 40% or more of the voting securities of New Gold; (e) as a result of or in connection with: (i) the contested election of directors or (ii) a transaction referred to in (a) above, the nominees named in the most recent management information circular of New Gold for election to the Board of directors of New Gold will not constitute a majority of the board of directors; or (f) the Board of directors adopts a resolution to the effect that a Change of Control as defined in the employment agreements has occurred or is imminent.

“Triggering Event”

A “Triggering Event” includes (a) a material adverse change in any of the officer’s duties, powers, rights, discretion, prestige, salary, benefits or perquisites, as they exist, and with respect to financial entitlements, the conditions under and manner in which they were payable, immediately before a Change of Control; (b) a diminution of title as it exists immediately before a Change of Control; (c) a change in the person or body to whom the officer reports, except if such person or body is of equivalent rank or stature or such change is as a result of the resignation or removal of such person or the persons comprising such body, providing this will not include a change resulting from a promotion in the normal course of business; (d) a change in the location at which the officer is regularly required to carry out the terms of his or her employment, which is of a distance greater than 50 kilometres from the city of his or her normal work location; or (e) a significant increase in the amount of travel the officer is required to conduct on behalf of New Gold.

Estimated Incremental Payment on Termination following a Change of Control or Termination without Cause

The following tables detail the estimated incremental payments from New Gold to each of the NEOs on termination without cause or a Change of Control (with termination of employment) , assuming a termination of employment occurred on December 31, 2013.

Termination of Employment without Cause

Name	Base Salary Value ($)	Bonus Value ($)	Benefits Value ($)	Value of Unvested Options & Share Units Vested ($)(1)	Total Estimated Incremental Payment ($)(2)
Randall Oliphant	2,184,750	1,820,625	218,475	777,421	5,001,271
Robert Gallagher	1,893,450	1,577,875	189,345	502,085	4,162,755
Brian Penny	604,448	604,448	90,667	-	1,299,563
Hannes Portmann	389,163	308,131	57,775	-	751,069
Mark Petersen	420,000	336,000	63,000	-	819,000
Total:	5,487,811	4,647,079	619,262	1,279,506	12,033,658

(1)
For Options, calculated by subtracting the exercise price of in-the-money unvested stock options that would have vested on termination of employment from the closing price of New Gold’s common shares on the TSX on December 31, 2013 of C$5.56.  For Share Units, calculated by multiplying the number of Share Units that would have vested on termination of employment by the closing price of New Gold’s common shares on the TSX on December 31, 2013 of C$5.56.  These amounts are then converted at an exchange rate of C$1.00 = US$0.9710, being the average noon rate quoted by the Bank of Canada for 2013.  Options and PSU granted in 2014 are not included in this value.

(2)	These amounts do not include any salary payable or pro-rata bonus payable to the date of termination of employment.

Termination of Employment Following Change of Control

Name	Base salary value ($)	Bonus value ($)	Benefits value ($)	Value of unvested Options & Share Units vested ($)(1)	Total estimated incremental payment ($)(2)
Randall Oliphant	2,184,750	1,820,625	218,475	777,421	5,001,271
Robert Gallagher	1,893,450	1,577,875	189,345	502,085	4,162,755
Brian Penny	805,930	805,930	120,890	302,331	2,035,081
Hannes Portmann	543,760	435,008	81,564	161,963	1,222,295
Mark Petersen	560,000	448,000	84,000	161,963	1,253,963
Total:	5,987,890	5,087,438	694,274	1,905,763	13,675,365

(1)
For Options, calculated by subtracting the exercise price of in-the-money unvested stock options that would have vested on termination of employment from the closing price of New Gold’s common shares on the TSX on December 31, 2013 of C$5.56.  For Share Units, calculated by multiplying the number of Share Units that would have vested on termination of employment by the closing price of New Gold’s common shares on the TSX on December 31, 2013 of C$5.56.  These amounts are then converted at an exchange rate of C$1.00 = US$0.9710, being the average noon rate quoted by the Bank of Canada for 2013,  Options and PSU granted in 2014 are not included in this value.

(2)	These amounts do not include any salary payable or pro-rata bonus payable to the date of termination of employment.

Director Compensation

In 2013, New Gold paid an annual retainer of C$100,000 to each non-executive director and an additional C$15,000 to the Chair of the Audit Committee.  A minimum of 50% of the annual retainer was required to be taken as deferred share units (“DSU”), but each director could elect to take up to 100% of the annual retainer in DSU.  For 2014, the Board has determined to reduce the annual retainer to C$75,000, 100% which must be taken in DSU.  New Gold does not pay per-meeting fees.

All reasonable expenses incurred by a director in attending meetings of the Board, committee meetings or shareholder meetings, together with all expenses properly and reasonably incurred by any director in the conduct of New Gold’s business or in the discharge of his duties as a director, are paid by New Gold.

In addition to the annual retainer, each year New Gold grants stock options to each non-executive director. It is New Gold’s policy that stock option grants to non-executive directors will not exceed 1% of the Company’s outstanding issued common shares and that the maximum value of stock options that may be granted to each non-executive director will not exceed C$100,000 in any fiscal year.  Of the stock options granted to non-executive directors, 830,618 stock options remained outstanding as at December 31, 2013, which equates to 0.16% of the Company’s issued and outstanding common shares.

During the year ended December 31, 2013, an aggregate of $97,100 was paid in cash to the non-executive directors, and New Gold granted an aggregate of 181,818 stock options and 67,585 DSU to the non-executive directors.

Director Compensation Table

The following table provides information regarding compensation paid to New Gold’s non-executive directors during the year ended December 31, 2013.

Name	Annual retainer – cash ($) (1)	Annual retainer – share-based awards($) (2)	Option-based awards ($) (3)	All other compensation ($)	Total ($)
David Emerson	-	96,205	99,428	-	195,633
James Estey	-	110,640	99,428	-	210,068
Vahan Kololian	-	96,205	99,428	-	195,633
Martyn Konig	-	96,205	99,428	-	195,633
Pierre Lassonde	48,550	48,106	99,428	-	196,084
Raymond Threlkeld	48,550	48,106	99,428	28,875(4)	224,959
Total:	97,100	495,467	596,568	28,875	1,218,010

(1)	A minimum of 50% of the annual retainer was required to be taken as DSU, and each director could elect to take up to 100% of the annual retainer in DSU.

(2)
Value of share based awards calculated by multiplying the number of DSU by C$7.55, being the closing price of New Gold’s common shares on the TSX on the date of grant, being May 10, 2013, and then converting that amount at an exchange rate of C$1.00 = US$0.9710, being the average noon rate quoted by the Bank of Canada for 2013.

(3)	Valued using the Black-Scholes option valuation methodology. The key assumptions made in valuing the awards are as follows:

Grant date	Exercise price	Risk free rate of return	Volatility estimate	Expected life (years)	Per Option value	Exchange rate (c$1.00 =)
May 9, 2013	C$7.52	0.48%	60%	3.67	C$3.29	0.9973

(4)
Consulting fees paid to Mr. Threlkeld during the fourth quarter of 2013 for assistance with respect to the development of various projects, including the Rainy River project, and the evaluation of corporate development opportunities.

The following table provides a breakdown of the non-executive directors’ compensation for the year ended December 31, 2013.

Name	Board annual retainer ($)(1)	Committee Chair retainer ($)(2)	Committee member retainer ($)	Aggregate Board attendance fee ($)	Aggregate committee attendance fee ($)	Total fees ($)
David Emerson	97,100	-	-	-	-	97,100
James Estey	97,100	14,565	-	-	-	111,665
Vahan Kololian	97,100	-	-	-	-	97,100
Martyn Konig	97,100	-	-	-	-	97,100
Pierre Lassonde	97,100	-	-	-	-	97,100
Raymond Threlkeld	97,100	-	-	-	-	97,100
Total:	582,600	14,565				597,165

(1)
The amounts shown in these columns are retainers paid after the 2013 Annual General and Special Meeting of shareholders.  Non-executive directors were required to take at least 50% of the annual retainer as DSU, and could elect to take up to 100% as RSU instead of cash.  See the “Director Compensation Table” above for more information.

(2)
The Chair of the Audit Committee receives an additional annual retainer of C$15,000.  The Chairs of the other Board committees do not receive any additional annual retainer for acting as a committee Chair.

Director Share Ownership as at December 31, 2013

The following table shows the number of common shares of New Gold and DSU held by each non-executive director and the value of such common shares and DSU as at December 31, 2013 and December 31, 2012 and the year-over-year change.

Name	Year	Number of common shares held	Number of DSU held	Amount at risk (Total market value of common shares and DSU) ($)(1)
David Emerson	2013	5,000	17,114	119,388
	2012	5,000	3,991	99,031
	Change	Nil	13,123	20,357
James Estey	2013	209,000	43,171	1,361,411
	2012	209,000	28,079	2,611,284
	Change	Nil	15,092	(1,249,873)

Name	Year	Number of common shares held	Number of DSU held	Amount at risk (Total market value of common shares and DSU) ($)(1)
Vahan Kololian	2013	1,125,001	23,221	6,198,975
	2012	1,125,001	10,098	12,502,439
	Change	Nil	13,123	(6,303,464)
Martyn Konig	2013	150,000	35,866	1,003,446
	2012	150,000	22,743	1,902,661
	Change	Nil	13,123	(899,215)
Pierre Lassonde	2013	6,500,000	16,492	35,180,976
	2012	6,500,000	9,930	71,702,999
	Change	Nil	6,562	(36,522,023)
Raymond Threlkeld	2013	75,909	11,527	472,046
	2012	121,159	4,965	1,389,181
	Change	(45,250)	6,562	(917,135)

(1)
Calculated using the closing price of New Gold’s common shares on the TSX on December 31, 2013 and 2012 of C$5.56 and C$11.01 respectively, and converted to United States dollars at the average noon exchange rate for 2013 of C$1.00 = US$0.9710 and for 2012 of C$1.00 = US$1.0004.

Share Ownership Policy for Directors and NEOs

In March 2011, the Board introduced a share ownership policy for the Company’s directors as well as the Executive Chairman and the President and Chief Executive Officer.

The policy provides that each director, with the exception of the Executive Chairman and the President and Chief Executive Officer, should own common shares and/or DSU (not including stock options), equivalent in value to at least three times the annual retainer paid to directors (which retainer is paid in cash and/or DSU).

Each of the Executive Chairman and the President and Chief Executive Officer should own common shares and Share Units (not including stock options) equivalent in value to at least three times his respective base salary.

Other than Mr. Emerson who is not required to achieve compliance until 2015, as of March 17, 2014, all of the directors, including the Executive Chairman and the President and Chief Executive Officer, comply with the applicable share ownership requirements.

Name	Ownership requirement ($)(1)	Value of common shares held ($)(2)(3)	Value of DSU or Share Units held ($)(2)(4)(5)	Total value of common shares and Share Units held ($)	Compliance with ownership requirement
David Emerson	203,580	29,632	101,425	131,057	Not Applicable(6)
Robert Gallagher	1,893,450	1,511,598	1,025,274	2,536,872	Achieved
James Estey	203,580	1,238,626	255,850	1,494,476	Achieved
Vahan Kololian	203,580	6,667,251	137,618	6,804,869	Achieved
Martyn Konig	203,580	888,966	212,558	1,101,524	Achieved
Pierre Lassonde	203,580	38,521,860	97,739	38,619,599	Achieved
Randall Oliphant	2,035,800	27,088,898	1,742,373	28,831,271	Achieved
Raymond Threlkeld	203,580	1,053,093	68,314	1,121,407	Achieved

(1)	Converted at an exchange rate of C$1.00 = US$0.9048, being the noon rate quoted by the Bank of Canada on March 17, 2014.

(2)	For information regarding the number of common shares and DSU or Share Units held as of March 17, 2014, refer to each director’s profile under the heading “Election of Directors”.

(3)
Calculated using the closing price of New Gold’s common shares on the TSX on March 17, 2014 of C$6.55 and converted at an exchange rate of C$1.00 = US$0.9048, being the noon rate quoted by the Bank of Canada on March 17, 2014.

(4)
For non-executive directors, amounts in the column represent the value of DSU held.  For Messrs. Oliphant and Gallagher the amounts in this column represent the value of Share Units held.  The value of DSU or Share Units held is calculated by multiplying the number of DSU or Share Units by the closing price of New Gold’s common shares on the TSX on March 17, 2014 of C$6.55. The amounts are then converted at an exchange rate of C$1.00 = US$0.9048, being the noon rate quoted by the Bank of Canada on March 17, 2014.

(5)
In the case of Messrs. Oliphant and Gallagher, all of the Share Units held are PSU.  PSU are shown based on the number of Share Units granted.  On the Entitlement Date of the PSU, the cash payment or number of shares to be issued in satisfaction of the PSU will vary from 50% to 150% of the number of Share Units granted, based on achievement of the Performance Criteria.  Refer to “Long Term Incentive Plan” on page 52 for further details regarding PSU.

(6)	New Gold’s share ownership policy allows a period of three years for newly elected directors to achieve compliance. Therefore, Mr. Emerson has until 2015 to achieve compliance.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each non-executive director outstanding as at December 31, 2013.

Outstanding Share-Based Awards and Option-Based Awards as at December 31, 2013

Name	Grant Date	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the- money Options ($)(1)	Number of unvested shares or DSU (#)	Market value of unvested DSU ($)(2)
David Emerson	August 10, 2012	20,300	10.34	August 10, 2017	-	3,991	21,546
	May 9, 2013	30,303	7.52	May 9, 2018	-	-	-
	May 10, 2013	-	-	-	-	13,123	70,848
	Total	50,603			-	17,114	92,394

Name	Grant Date	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the- money Options ($)(1)	Number of unvested shares or DSU (#)	Market value of unvested DSU ($)(2)
James Estey	June 2, 2009	68,000	3.21	June 2, 2014	155,166	-	-
	May 11, 2010	28,000	5.93	May 11, 2015	-	-	-
	June 30, 2010	-	-	-	-	9,985	53,907
	June 2, 2011	-	-	-	-	6,674	36,031
	June 8, 2011	18,700	9.59	June 8, 2016	-	-	-
	May 10, 2012	24,600	8.54	May 10, 2017	-	-	-
	June 18, 2012	-	-	-	-	11,420	61,654
	May 9, 2013	30,303	7.52	May 9, 2018	-	-	-
	May 10, 2013	-	-	-	-	15,092	81,478
	Total	169,603			155,166	43,171	233,070
Vahan Kololian	June 2, 2009	68,000	3.21	June 2, 2014	155,166	-	-
	May 11, 2010	28,000	5.93	May 11, 2015	-	-	-
	June 2, 2011	-	-	-	-	5,133	27,712
	June 8, 2011	18,700	9.59	June 8, 2016	-	-	-
	May 10, 2012	24,600	8.54	May 10, 2017	-	-	-
	June 18, 2012	-	-	-	-	4,965	26,805
	May 9, 2013	30,303	7.52	May 9, 2018	-	-	-
	May 10, 2013	-	-	-	-	13,123	70,848
	Total	169,603			155,166	23,221	125,365
Martyn Konig	June 2, 2009	68,000	3.21	June 2, 2014	155,166	-	-
	May 11, 2010	28,000	5.93	May 11, 2015	-	-	-
	June 30, 2010	-	-	-	-	7,680	41,462
	June 2, 2011	-	-	-	-	5,133	27,712
	June 8, 2011	18,700	9.59	June 8, 2016	-	-	-
	May 10, 2012	24,600	8.54	May 10, 2017	-	-	-
	June 18, 2012	-	-	-	-	9,930	53,610
	May 9, 2013	30,303	7.52	May 9, 2018	-	-	-
	May 10, 2013	-	-	-	-	13,123	70,848
	Total	169,603			155,166	35,866	193,632

Name	Grant Date	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the- money Options ($)(1)	Number of unvested shares or DSU (#)	Market value of unvested DSU ($)(2)
Pierre Lassonde	June 2, 2009	68,000	3.21	June 2, 2014	155,166	-	-
	May 11, 2010	28,000	5.93	May 11, 2015	-	-	-
	June 8, 2011	18,700	9.59	June 8, 2016	-	-	-
	May 10, 2012	24,600	8.54	May 10, 2017	-	-	-
	June 18, 2012	-	-	-	-	9,930	53,610
	May 9, 2013	30,303	7.52	May 9, 2018	-	-	-
	May 10, 2013	-	-	-	-	6,562	35,427
	Total	169,603			155,166	16,492	89,036
Raymond Threlkeld	May 11, 2010	28,000	5.93	May 11, 2015	-	-	-
	June 8, 2011	18,700	9.59	June 8, 2016	-	-	-
	May 10, 2012	24,600	8.54	May 10, 2017	-	-	-
	June 18, 2012	-	-	-	-	4,965	26,805
	May 9, 2013	30,303	7.52	May 9, 2018	-	-	-
	May 10, 2013	-	-	-	-	6,562	35,427
	Total	101,603			-	11,527	62,232
	Total	830,618			784,262	147,391	795,729

(1)
Calculated using the closing price of New Gold’s common shares on the TSX on December 31, 2013 of C$5.56 and subtracting the exercise price of in-the-money stock options.  The amount is then converted at an exchange rate of C$1.00 = US$0.9710, being the average noon rate quoted by the Bank of Canada for 2013. The value shown in this column does not represent the actual value the individual directors could receive.  The actual gain, if any, on exercise will depend on the price of the common shares on the date of exercise.

(2)
Calculated by multiplying the number of DSU by the closing price of New Gold’s common shares on the TSX on December 31, 2013 of C$5.56.  The amount is then converted at an exchange rate of C$1.00 = US$0.9710, being the average noon rate quoted by the Bank of Canada for 2013.  The actual value realized will depend on the price of the common shares on the date of vesting of the DSU.

The following table provides information regarding the value of incentive plan awards vested or earned for each non-executive director during the year ended December 31, 2013.

Value Vested during the Year Ended December 31, 2013

Name	Option-based awards – value vested during the year ($)(1)
David Emerson	12,959
James Estey	12,959
Vahan Kololian	12,959
Martyn Konig	12,959
Pierre Lassonde	12,959
Raymond Threlkeld	12,959

(1)
Calculated using the closing price of New Gold’s common shares on the TSX on the relevant vesting date and subtracting the exercise price of in-the-money stock options.  The amount is then converted at an exchange rate of C$1.00 = US$0.9710, being the average noon rate quoted by the Bank of Canada for 2013. The value shown in this column does not represent the actual value the individual NEO could receive.  The actual gain, if any, on exercise will depend on the price of the common shares on the date of exercise.

Options Exercised during the Year Ended December 31, 2013

The following table provides details regarding stock options exercised and sold by each director during the year ended December 31, 2013.

Option Exercises during the Year Ended December 31, 2013

Name	Number of Options exercised and sold	Option exercise price	Date of exercise	Value realized ($)
David Emerson	Nil	Nil	N/A	Nil
James Estey	Nil	Nil	N/A	Nil
Vahan Kololian	Nil	Nil	N/A	Nil
Martyn Konig	Nil	Nil	N/A	Nil
Pierre Lassonde	Nil	Nil	N/A	Nil
Raymond Threlkeld	Nil	Nil	N/A	Nil

Deferred Share Unit Plan

On May 6, 2010, the Company established a director deferred share unit plan (“DSU Plan”) for the purpose of strengthening the alignment of interests between eligible directors of the Company and designated affiliates (for the purposes of this section “Directors”) and shareholders by linking a portion of annual director compensation to the future value of New Gold’s common shares. In addition, the DSU Plan was adopted for the purpose of advancing the interests of the Company through the motivation, attraction and retention of Directors, it being generally recognized that deferred share unit plans aid in attracting, retaining and encouraging director commitment and performance due to the opportunity offered to them to receive compensation in line with the value of New Gold’s common shares.

The DSU Plan is administered by the Compensation Committee. DSU are bookkeeping entries and are subject to adjustment for dividends and normal anti-dilution events including the subdivision, consolidation or reclassification of the outstanding shares. DSU are not assignable or transferable.  Under the DSU Plan, Directors may elect (on an annual basis) to receive a percentage of their compensation in DSU (a director’s annual retainer must be taken with a minimum of 50% as DSU). The number of DSU granted to a Director is determined by dividing the amount of compensation elected to be taken as DSU by the closing price for a share on the TSX on the business day immediately preceding the date of grant.  For 2014, 100% of the directors’ annual retainer must be taken in DSU.

A Director is only entitled to payment in respect of the DSU granted to him or her when the director ceases to be a director of the Company or an affiliate for any reason. On ceasing to be a director, the Company will redeem each DSU held by the Director for a payment in cash equal to the product of: (i) the number of DSU held by the Director on ceasing to be a director and (ii) the greater of either: (a) the weighted average trading price; or (b) the average of daily high and low board lot trading prices of New Gold’s common shares, on the TSX for the five consecutive trading days immediately prior to the date of termination. Payment will be made to the Director on such date as the Company determines not later than 60 days after the date the director ceases to be a Director.

Under the DSU Plan, the Compensation Committee may from time to time, amend, modify and change the provisions of the DSU Plan, provided that any amendment, modification or change to the provisions of the DSU Plan which would (a) materially increase the benefits under the DSU Plan, (b) materially modify the requirements as to eligibility for participation in the DSU Plan, and (c) terminate the DSU Plan, will only be effective on such amendment, modification or change being approved by the Board and, if required, by the TSX and any other regulatory authorities having jurisdiction over the Company.

During the year ended December 31, 2013, an aggregate of 67,585 DSU were issued to Directors.  No DSU were redeemed under the DSU Plan during 2013. As at March 17, 2014 there are an aggregate of 147,391 DSU outstanding under the DSU Plan.

Loans to Directors

The Company does not make personal loans or extensions of credit to its directors or NEOs.  There are no loans outstanding from the Company to any of its directors or NEOs.

Retirement Policy for Directors

New Gold does not have a retirement policy for its directors.

Securities Authorized for Issuance under Equity Compensation Plans as at December 31, 2013

The following table provides details of compensation plans under which equity securities of New Gold are authorized for issuance as at the year ended December 31, 2013.

Plan Category	Number of shares reserved for issuance on exercise of outstanding Options (1)	Weighted-average exercise price of outstanding Options ($)	Number of shares remaining available for future issuance under equity compensation plans (2)(3)(4)
Equity compensation plans approved by shareholders(5)	10,313,518	$6.72	14,858,856
Equity compensation plans not approved by shareholders	n/a	n/a	n/a

(1)	Represents the number of common shares of New Gold reserved for issuance on exercise of outstanding stock options.

(2)
Based on the maximum number of common shares of New Gold reserved for issuance on exercise of stock options under New Gold’s Stock Option Plan at December 31, 2013 of 25,172,374, representing 5% of the number common shares of New Gold issued and outstanding as at December 31, 2013. The table below shows the percentage of options granted in 2013:

Maximum initial share reserve at December 31, 2013	25,172,374
Total issued and outstanding shares at December 31, 2013	503,447,487
Total shares that may be issued on exercise of outstanding options as a percentage of total shares issued and outstanding as at December 31, 2013	2.05%
Number of options granted in 2013 (1,688,618) expressed as a percentage of the common shares of New Gold that were issued and outstanding as at December 31, 2013	0.34%

(3)
Subsequent to year end, the Company revised the Stock Option Plan to reduce the number of common shares that may be reserved for issuance on the exercise of outstanding options and all other security-based compensation arrangements of the Company (excluding the Long Term Incentive Plan), to an aggregate of 3.5% of the Company’s issued and outstanding common shares (on a non-diluted basis).

(4)
The issuance of common shares in satisfaction of PSU is subject to shareholder approval.  As a result, common shares issuable in satisfaction of PSU are not reflected in this table.  As of December 31, 2013, there were 559,600 PSU outstanding.  If shareholders approve the issuance of common shares in satisfaction of PSU, up to 839,400 common shares would be issuable in respect of PSU outstanding as of December 31, 2013.

(5)	Stock Option Plan (10,053,518 shares issuable at a weighted average exercise price of C$6.85) and the Western Goldfields Plan (260,000 shares issuable at a weighted average exercise price of C$1.63).

Stock Option Plans

In addition to the Stock Option Plan, New Gold has one historical stock option plan with options outstanding.

Stock Option Plan

The Stock Option Plan was adopted by the Board on March 3, 2011 and was approved by shareholders on May 4, 2011. In accordance with the rules of the TSX, the Plan requires the approval of shareholders every three years. See “Approval of Unallocated Options under Stock Option Plan” on page 15 for details of the approval of the Stock Option Plan being sought at the meeting.

As at March 17, 2014, a total of 11,526,818 Options (representing 2.3% of the number of issued and outstanding common shares of New Gold) were outstanding under the Stock Option Plan.  The following is a summary of the principal terms of the Stock Option Plan.  For the purposes of this summary, all capitalized terms have the meanings given in the Stock Option Plan.  A copy of the Stock Option Plan is available under New Gold’s profile on SEDAR at www.sedar.com.

Purpose

The purpose of the Stock Option Plan is to advance the interests of New Gold by:

(i)
providing eligible persons, being directors, employees, officers or Eligible Contractors of New Gold or its affiliates (collectively, the “Eligible Persons”), with additional incentives through equity ownership;

(ii)	increasing the proprietary interest of Eligible Persons in the success of New Gold;

(iii)	encouraging Eligible Persons to remain with New Gold or its affiliates; and

(iv)	attracting new directors, employees, officers and service providers.

Eligible Participants

Options may be granted Eligible Persons of New Gold (or its affiliates). Subject to the provisions of the Stock Option Plan, the Board has the authority to determine the terms, limitations, restrictions and conditions, applicable to the vesting or to the exercise of an Option, including, without limitation, the nature and duration of the restrictions, if any, to be imposed on the sale or other disposition of common shares of New Gold acquired on exercise of the Option. An Eligible Person may receive Options on more than one occasion under the Stock Option Plan and may receive separate Options on any one occasion.

Vesting

The Board has established the vesting and other terms and conditions for an Option at the time each Option is granted.  The past practice has been to vest options as to one-third of the number granted on the first anniversary of the grant date, one-third on the second anniversary and one-third on the third anniversary.

Securities Issuable under the Stock Option Plan

The aggregate number of common shares of New Gold to be reserved for issuance of all Options granted under the Stock Option Plan and all other security-based compensation arrangements of the Company, other than the Long Term Incentive Plan, must not exceed 3.5% of the common shares issued and outstanding (on a non-diluted basis) at the time of granting the Option.

The maximum number of common shares issuable to any one person under the Stock Option Plan is 5% of the common shares issued and outstanding (on a non-diluted basis) at the time of the grant less the aggregate number of common shares reserved for issuance to such person under any other security-based compensation arrangements of New Gold.

The maximum number of common shares issuable to insiders under the Stock Option Plan and any other security-based compensation arrangements of New Gold is 10% of the common shares issued and outstanding (on a non-diluted basis) at the time of the grant. The maximum number of common shares which may be issued to insiders under the Stock Option Plan and any other security-based compensation arrangements of New Gold within a 12-month period is 10% of the common shares issued and outstanding (on a non-diluted basis) at the time of the issuance. In addition, grants of Options to non-employee directors should not exceed the lesser of (i) 1% of the total number of common shares issued and outstanding (on a non-diluted basis) at the time of issuance  and (ii) an annual equity value of C$100,000 to each director.

Exercise Price and Term

Each Option is confirmed by an option agreement or option grant letter or other form of confirmation (electronic or otherwise) as prescribed by the Board from time to time. The Board establishes the exercise price of an Option at the time each Option is granted.  The exercise price may not be less than the Market Price, being the volume weighted average trading price of the common shares of New Gold on the TSX for the five trading days ending on the last trading date immediately before the date on which the Market Price is calculated.  Options granted must be exercised no later than five years after the date of grant or such lesser period as the Board may approve. In the event that any Option expires during, or within 48 hours after a Company-imposed blackout period on the trading of securities of the Company, such expiry becomes the tenth day after the end of the blackout period.

Cessation or Termination of Options

Subject to specific exceptions and restrictions outlined in the Stock Option Plan, Options are not assignable and will terminate as follows:

(i)	if a Participant ceases to be an Eligible Person for any reason other than death or termination for cause, their Options will be cancelled:

a.	90 days after the Participant ceases to be an Eligible Person or otherwise in accordance with the terms of the Participant’s employment agreement;

b.	such longer period as may be determined by the Board, but not exceeding the original expiry date of the Option; or

c.	immediately if the Options are unvested at the date the Participant ceases to be an Eligible Person unless the Board determines otherwise;

(ii)
if a Participant ceases to be an Eligible Person because their relationship with the Company or an affiliate is terminated for cause by the Company or an affiliate, their Options will be cancelled immediately after the Participant ceases to be an Eligible Person; or

(iii)	if a Participant ceases to be an Eligible Person as a result of their death, all Options unvested at the date of the Participant’s death will vest immediately and their Options will be cancelled:

a.	180 days after their death; or

b.	such longer period as may be determined by the Board, but not exceeding the original expiry date of the Option to a maximum of 12 months.

Assignability

Options are non-assignable and non-transferable by a Participant otherwise than by will or the laws of descent and distribution and are exercisable only by the Participant during the lifetime of the Participant and only by the Participant’s legal representative after death of the Participant (in accordance with the Stock Option Plan).

Notwithstanding, Options may be assigned by an Eligible Person to whom an Option has been granted to a Permitted Assign (as such term is defined in the Stock Option Plan) of such Eligible Person, following which such Options will be non-assignable and non-transferable by such Permitted Assign, except to another Permitted Assign, otherwise than by will or the laws of descent and distribution, and will be exercisable only by such Permitted Assign during the lifetime of such Permitted Assign and only by such Permitted Assign’s legal representative after death of such Permitted Assign.

Amendment Provisions

Subject to any applicable regulatory or stock exchange requirements or restrictions in the Stock Option Plan, the Board may at any time and without shareholder approval, terminate the Stock Option Plan or amend the provisions of the Stock Option Plan or any Options granted under it, including without limitation amendments:

(i)	related to the exercise of Options, including the inclusion of a cashless exercise feature where payment is in cash or common shares or otherwise;

(ii)	deemed by the Board to be necessary or advisable because of any change in applicable securities laws or other laws;

(iii)	to the definitions;

(iv)	to the change of control provisions;

(v)	relating to the administration of the Stock Option Plan;

(vi)	to the vesting provisions of any outstanding Option;

(vii)
to postpone or adjust any exercise of an Option or the issuance of any common shares pursuant to the Stock Option Plan in order to permit New Gold to effect or maintain registration of the Stock Option Plan or the common shares issuable pursuant to the Stock Option Plan under the securities laws of any applicable jurisdiction, or to determine that the common shares and the Stock Option Plan are exempt from such registration; or

(viii)
fundamental or otherwise, not requiring shareholder approval under applicable law or the rules of an exchange on which the common shares are listed, including amendments of a “clerical” or “housekeeping” nature and amendments to ensure that the Options granted under the Stock Option Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an Eligible Person may from time to time be resident or a citizen.

The Board may not make any of the following amendments to the Stock Option Plan without first having obtained the approval of a majority of shareholders voting at a duly called and held meeting of shareholders:

(i)	an increase in the maximum number of common shares which may be issued under the Stock Option Plan;

(ii)	an increase in the ability of the Board to amend the Stock Option Plan without shareholder approval;

(iii)	amendments to the definitions of “Eligible Person” and “Permitted Assigns”;

(iv)	amendments to the exercise price of any Option issued under the Stock Option Plan where such amendment reduces the exercise price of such Option;

(v)	amendments to the term of any Option issued under the Stock Option Plan; or

(vi)	amendments to the transfer provisions of the Stock Option Plan.

In addition, the Board may not amend the Stock Option Plan to increase insider participation limits without first having obtained the approval of a majority of shareholders voting at a duly called and held meeting of shareholders excluding shares voted by insiders who are Eligible Persons.

Western Goldfields Plan

As at March 17, 2014, a total of 210,000 options (representing 0.04% of the number of issued and outstanding common shares of New Gold) were outstanding under the former stock option plan of Western Goldfields Inc. (“Western Goldfields Plan”), which, as a result of the 2009 business combination between Western Goldfields Inc. and New Gold are now exercisable for common shares of New Gold.  No new options will be granted under the Western Goldfields Plan.  The exercise price of the existing options ranges from C$0.83 to C$3.74. Options issued under this plan had a term not exceeding seven years and the last of the options issued under the Western Goldfields Plan will expire on September 1, 2015.

If a holder of an option granted under the Western Goldfields Plan ceases to be a service provider to New Gold (other than as a result of the death of such holder), such holder’s options terminate on the earlier of (i) 90 days after the holder ceases to be a service provider and (ii) the original expiry date of the option; provided that if a holder of an option dies while he or she is a service provider, such holder’s options terminate on the earlier of (i) one year after the date of death of the holder and (ii) the original expiry date of the option.  Options may not be assigned or transferred, except by will or by the laws of descent and distribution.

Long Term Incentive Plan

In 2009, New Gold introduced a share unit plan (“Long Term Incentive Plan”) that provides for time-based share unit awards (“RSU”) that may be granted to employees, officers and eligible contractors of the Company and its affiliates as a bonus in consideration of past services to the Company or its affiliates. In February 2013, the Board approved amendments to the Long Term Incentive Plan to provide for the grant of performance-based share unit awards (“PSU”, and collectively with RSU, “Share Units”) by the Board to employees, officers and eligible contractors of the Company and its affiliates as a bonus in consideration of past services to the Company or its affiliates.  Recipients of RSU or PSU are defined as “Participants”.

In 2014, the Board approved further amendments to the Long Term Incentive Plan to provide, among other things, that, subject to TSX and shareholder approvals, on the Entitlement Date of a vested PSU, a Participant may, at the discretion of the Board, be issued common shares of New Gold in lieu of cash to satisfy New Gold’s obligations under vested PSU held by such Participant. The Long Term Incentive Plan provides that the aggregate number of common shares to be reserved for issuance on the vesting of PSU must not exceed 1.25% of the common shares issued and outstanding (on a non-diluted basis) at the time of granting the PSU.  Pursuant to section 613 of the TSX Company Manual, to permit the issuance of common shares of the Company on the Entitlement Date of outstanding PSU and those that may be granted in future, the Company must seek shareholder approval at the Meeting for the amended Long Term Incentive Plan and authorization for the allocation of common shares for issuance to satisfy such PSU.

A description of the Long Term Incentive Plan follows:

Purpose

The purpose of the Long Term Incentive Plan is to advance the interests of New Gold, its affiliates and its shareholders through the motivation, attraction and retention of employees, officers, directors and eligible contractors and the alignment of their interests with the interests of the Company’s shareholders.

Eligible Participants

Shares Units may be granted to directors, employees, officers or eligible contractors of New Gold or its affiliates. Subject to the provisions of the Long Term Incentive Plan, the Board will have the authority to determine the terms, limitations, restrictions and conditions applicable to the grant or vesting of a Share Unit.  Share Units may not be granted to directors unless the director is an employee, officer or eligible contractor of the Company or one of its affiliates.

Grant, Vesting and Term

Each Share Unit granted to a particular Participant in a calendar year is a bonus for services rendered by the Participant to the Company or its affiliate and is evidenced by a Share Unit grant letter issued to the Participant by the Company. Each Share Unit vests on its Entitlement Date. The Board determines the Entitlement Date applicable to Share Units at the time of grant, but has the discretion to amend the Entitlement Date after such grant.

The Board has delegated authority to the Compensation Committee to grant individual awards of up to 25,000 RSU to persons other than directors or officers of the Company. The Board further delegated authority to management to grant individual RSU awards of up to 15,000 RSU to persons other than officers and directors. Awards in excess of 25,000 RSU to officers or directors and all awards of PSU require approval of the Board.  The foregoing delegations are not outlined in the Long Term Incentive Plan but have been adopted by resolution of the Board.

RSU vest on the entitlement date or dates, as determined by the Board in its discretion, which will not be later than December 31 of the year that is three years after the year of service to which the award relates (the “Entitlement Date” with respect to an RSU). On an Entitlement Date, the Company will make a payment to the relevant Participant in cash equal to the five-day volume weighted average price of the Company’s common shares on the TSX multiplied by the number of RSU held.

PSU vest on the entitlement date or dates, as determined by the Board in its discretion, which will not be later than December 31 of the year that is three years after the year of service to which the award relates (the “Entitlement Date” with respect to a PSU). In addition, the Board, at the time PSU are granted, makes the payment of such PSU subject to performance conditions or measures to be achieved by the Company, the Participant or a class of Participants, before the relevant Entitlement Date (“Performance Criteria”).

The payment on an Entitlement Date of PSU will vary from 50% to 150% of the number of PSU granted to the Participant, based on achievement of the Performance Criteria for such PSU. The Performance Criteria for the existing PSU, which are set out in the relevant grant letters (and not the Long Term Incentive Plan), are as follows:

Weight	Measure
25%
New Gold’s total shareholder return divided by the return of the S&P/TSX Global Gold Index (including dividends) (the “Relative TSR”) for the first calendar year after the year of service to which the award relates, subject to a minimum of 50% and a maximum of 150%

25%	The Relative TSR for the second calendar year after the year of service to which the award relates, subject to a minimum of 50% and a maximum of 150%
25%	The Relative TSR for the third calendar year after the year of service to which the award relates, subject to a minimum of 50% and a maximum of 150%
25%	The Relative TSR over the three-calendar year period after the year of service to which the award relates, subject to a minimum of 50% and a maximum of 150%

The Entitlement Date for all existing PSU is December 31 of the year that is three years after the year of service to which the award relates (subject to acceleration as described below).

On an Entitlement Date, a PSU may be settled: (i) in cash equal to the five-day volume weighted average price of the Company’s common shares on the TSX multiplied by the number of PSU and the achieved Performance Criteria; or (ii) subject to shareholder approval, which is being sought at this Meeting, at the discretion of the Board, by the issuance of the equivalent number of common shares of New Gold as the number of PSU, in lieu of a cash payment, or (iii) a combination of both. If shareholder approval is received, the Board may, in its discretion, grant PSU that can only be satisfied by the issuance of common shares from treasury or by a cash payment or by a combination thereof.

Participants will have no right or entitlement to receive any shares of New Gold or cash payment until an Entitlement Date and, as a holder of Share Units, will not have any rights as a shareholder of the Company.

Adjustments

In the event there is any change in the common shares of New Gold, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment will be made to outstanding Share Units by the Board, in its sole discretion, to reflect such changes.

The Board may, in its discretion, elect to credit each Participant with additional Share Units in the event any dividend is paid on the common shares of New Gold.  In such case, the number of additional Share Units will be equal to the aggregate amount of dividends that would have been paid to the Participant if the Share Units in the Participant’s account had been common shares divided by the market price of the common shares on the date on which dividends were paid by the Company. Such additional Share Units will vest on the Entitlement Date of the particular Share Unit (and will be subject to the same terms) to which the additional Share Units relate.

Securities Issuable under the Long Term Incentive Plan

The aggregate number of common shares to be available for issuance in respect of all Share Units granted under the Long Term Incentive Plan will not exceed 1.25% of the common shares issued and outstanding (on a non-diluted basis) at the time of granting the Share Unit.

The maximum number of common shares issuable to insiders pursuant to Share Units and any other security based compensation arrangements of New Gold will be 10% of the common shares issued and outstanding (on a non-diluted basis) at the time of the grant. The maximum number of common shares which may be issued to insiders pursuant to Share Units and any other security-based compensation arrangements of New Gold within a 12-month period will be 10% of the common shares issued and outstanding (on a non-diluted basis) at the time of the issuance.

In no case can a Participant, immediately after being granted an award of Share Units: (a) hold a beneficial interest in more than 5% of the common shares of New Gold; or (b) be in a position to control the casting of greater than 5% of the votes that might be cast at a general meeting of New Gold (collectively, the “Ownership Restrictions”).

Cessation or Acceleration of Share Units

Subject to specific exceptions and restrictions outlined in the Long Term Incentive Plan, Share Units are not assignable other than by will or the laws of descent and distribution, and will become void on the termination (with or without cause) or retirement of a Participant, except as otherwise determined by the Board in its discretion.

In addition, unless the Board determines otherwise, the Entitlement Date for all of a Participant’s Share Units will be accelerated as follows:

(i)	in the event of the death of the Participant, the Entitlement Date will be the date of death; and

(ii)	in the event of the total disability of the Participant, the Entitlement Date will be the date which is 60 days following the date on which the Participant becomes totally disabled.

If, within 12 months of a change of control (as defined in the Long Term Incentive Plan) of New Gold, a Participant that is:

(i)	a director is terminated or not re-elected or re-appointed;

(ii)	an employee is terminated without cause or a material adverse change is imposed on the terms of such Participant’s employment or financial entitlements from the Company; or

(iii)	an eligible contractor is terminated,

then all outstanding Share Units held by such Participant will immediately vest and the Entitlement Date for such Share Units will occur. In the event a resolution is adopted to windup, dissolve or liquidate the Company or in the event that an acquirer acquires 40% or more of the voting securities of New Gold, all Share Units outstanding will immediately vest and the Entitlement Date for such Share Units will occur.  Where the Entitlement Date of PSU is accelerated, performance for measurement periods that have not been completed before the Entitlement Date or change of control will be based on 100% achievement in the case of death or disability or 150% achievement in the case of a change of control.

Amendment Provisions

Subject to shareholder approval of the Long Term Incentive Plan Resolution, the following amendment provisions will apply to the Long Term Incentive Plan.

Subject to any applicable regulatory or stock exchange requirements or restrictions in the Long Term Incentive Plan, the Board may at any time, and without shareholder approval, terminate the Long Term Incentive Plan or amend the provisions of the Long Term Incentive Plan or any Share Units granted under it, including without limitation:

(i)	amendments of a housekeeping nature; and

(ii)	changes to the Entitlement Date of any Share Units,

provided that such amendment or termination may not in any manner adversely affect a Participant’s rights under any Share Unit granted under the Long Term Incentive Plan.

The Board may not make any of the following amendments to the Long Term Incentive Plan without first having obtained the approval of a majority of shareholders voting at a duly called and held meeting of shareholders:

(i)	materially increase the benefits to a holder of Share Units who is an insider of the Company, to the material detriment of the Company and its shareholders;

(ii)
increase the number of common shares or maximum percentage of common shares which may be issued pursuant to the Long Term Incentive Plan other than in the event of a change in the common shares, whether by reason of a stock dividend, consolidation, subdivision or reclassification;

(iii)	reduce the range of amendments requiring shareholder approval;

(iv)	permit Share Units to be transferred other than for normal estate settlement purposes;

(v)	change insider participation limits which would result in shareholder approval being required on a disinterested basis;

(vi)	materially modify the eligibility requirements for participation in the Long Term Incentive Plan;

(vii)	modify the result that Participants residing in Australia forfeit their rights to any payment or issue of common shares on termination of such Participants; or

(viii)	modify the Ownership Restrictions.

In addition, any such amendment, modification or change of any provision of the Long Term Incentive Plan will be subject to the approval, if required, by any stock exchange having jurisdiction over the securities of the Company.

CORPORATE GOVERNANCE PRACTICES

The National Policy 58-201 – Corporate Governance Guidelines (“Governance Guidelines”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (“Governance Disclosure Rule”) form the regulatory framework for New Gold’s Corporate Governance practices.  The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices.  The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its shareholders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.

New Gold and the Board recognize the importance of corporate governance to the effective management of New Gold and to the protection of its employees and shareholders.  New Gold’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of New Gold are effectively managed so as to enhance shareholder value.  The Board fulfills its mandate directly and through its committees at regularly scheduled meetings and as required.  Frequency of meetings may be increased and the nature of the agenda items may be changed depending on the state of New Gold’s affairs and in light of opportunities or risks which New Gold faces.  The directors are kept informed of New Gold’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

New Gold’s corporate governance practices have been, and continue to be, in compliance with applicable Canadian and United States regulatory requirements.  New Gold continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.

The following is a description of New Gold’s corporate governance practices as reported by the Corporate Governance and Nominating Committee and approved by the Board.

BOARD OF DIRECTORS

Independence of the Board

The Board, in consultation with the Corporate Governance and Nominating Committee, annually reviews the relationship between each director and the Company in order to determine if each director is or remains independent within the meaning of the Governance Guidelines.  In addition, annual peer assessments by each director assess the independence of the other directors.  With the assistance of the Corporate Governance and Nominating Committee, the Board has considered the relationship to the Company of each of the Nominees for election by shareholders and has determined that five of the eight Nominees are independent for the purposes of membership on the Board.

Nominee	Relationship	Reason for Non-Independent Status
David Emerson	Independent	N/A – no material relationship.
James Estey	Independent	N/A – no material relationship.
Robert Gallagher	Non-Independent	Considered to have a material relationship with the Company by virtue of being the President and Chief Executive Officer of the Company.
Vahan Kololian	Independent	N/A – no material relationship.
Martyn Konig	Independent	N/A – no material relationship.
Pierre Lassonde	Independent	N/A – no material relationship.
Randall Oliphant	Non-Independent	Considered to have a material relationship with the Company by virtue of being the Executive Chairman of the Company.
Raymond Threlkeld	Non-Independent
Considered to have a material relationship with the Company due to his role as President and Chief Executive Officer of Rainy River Resources Ltd. which was acquired by the Company on October 30, 2013 and his ongoing consulting arrangements.

The Company has a majority of independent directors and recognizes the importance of providing leadership to its independent directors. With the exception of Mr. Threlkeld, who is Chair of the Health, Safety, Environment and Corporate Social Responsibility (“HSE & CSR”) Committee, the Chair of each of the Board’s committees is an independent director.  In addition, every committee charter provides for access to information respecting the Company and to officers, employees, external auditors and legal counsel of the Company. Each committee charter states that the committees may engage separate independent counsel and advisors at the expense of the Company.

The Corporate Governance and Nominating Committee, which is a wholly independent committee, is responsible for identifying whether the Board’s mandate is effectively being carried out. Specifically, this committee reviews with the Board, on a regular basis and at least annually, the role of the Board, the mandate of the Board and terms of reference of each of the committees of the Board and the methods and processes by which the Board fulfills its duties and responsibilities.

As well, to facilitate the Board operating independently of management, the following processes are in place:

(a)	the Board has appointed an independent Lead Director;

(b)
the Board has implemented a policy to hold in-camera sessions with the independent directors at the end of each Board meeting. As the Chair of the Board is an executive of the Company, the Lead Director presides at such sessions;

(c)	at every Board meeting, members of management, including the President and Chief Executive Officer and the Executive Chairman, are not present for the discussion and determination of certain matters;

(d)	under the Company’s Articles any one director may call a Board meeting;

(e)	the compensation of the President and Chief Executive Officer and the Executive Chairman is considered in their absence by the Compensation Committee at least annually; and

(f)	in addition to the standing committees of the Board, independent committees are appointed from time to time when appropriate.

Chairman

The Board has appointed Randall Oliphant as its Executive Chairman.  As Mr. Oliphant is not independent, he works closely with the standing committees of the Board regarding items relating to compensation, finance and corporate governance.  Each of the Corporate Governance and Nominating Committee, Audit Committee and Compensation Committee is comprised entirely of independent directors.  The Executive Chairman, with the assistance of the Lead Director, must provide leadership to directors in discharging their duties, which includes:

(a)	promoting cohesiveness among the directors; and

(b)	being satisfied that the responsibilities of the Board and its committees are well understood by the directors.

The Executive Chairman, with the assistance of the Lead Director, must assist the Board in discharging its stewardship function, which includes:

(a)	satisfying itself as to the integrity of the executive officers of New Gold and ensuring that such executive officers create a culture of integrity throughout the organization;

(b)	strategic planning;

(c)	identifying and managing risks;

(d)	succession planning;

(e)
together with the Chair of the Corporate Governance and Nominating Committee, reviewing the committees of the Board, the composition and Chairs of such committees and the charters of such committees; and

(f)
together with the Chair of the Corporate Governance and Nominating Committee, ensuring that the Board, committees of the Board, individual directors and senior management of New Gold understand and discharge their duties and obligations under New Gold’s system of corporate governance.

In connection with meetings of the directors, the Executive Chairman is responsible for the following (in consultation with the Lead Director, if any):

(a)	scheduling meetings of the directors;

(b)	coordinating with the Chairs of the committees of the Board to schedule meetings of the committees;

(c)	reviewing items of importance for consideration by the Board;

(d)
ensuring that all business required to come before the Board is brought before the Board, such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of New Gold;

(e)	setting the agenda for meetings of the Board;

(f)	monitoring the adequacy of materials provided to the directors by management in connection with the directors' deliberations;

(g)	ensuring that the directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board;

(h)	presiding over meetings of the directors; and

(i)	encouraging free and open discussion at meetings of the Board.

Lead Director

The board of directors established the position of a Lead Director at its May 1, 2013 meeting.  The Board’s Mandate provides that a Lead Director is to be selected by the independent directors if the Chair of the Board is an executive of the Company. The purpose of the Lead Director is to further enhance the ability of the Board to act independently of management.  The Board appointed James Estey as its Lead Director. The Lead Director will coordinate with the Chairman and is responsible for the following, as set out in the Board Mandate:

(a)	reviewing items of importance for consideration by the independent directors and setting the agenda for in camera sessions of the independent directors;

(b)	presiding over meetings of the directors at which the Chair of the Board is not present and in camera sessions of the independent directors, and appraising the Chair of the Board of the issues considered;

(c)	encouraging free and open discussion at in camera sessions of the independent directors;

(d)	serving as liaison between the independent directors and the Chair of the Board;

(e)	being available for consultation and direct communication with the Company’s shareholders as appropriate;

(f)	together with the Chair of the Board and the Chair of the Corporate Governance and Nominating Committee, providing feedback to directors regarding their performance; and

(g)	performing such other duties and the Board may delegate to the Lead Director from time to time.

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year and as otherwise required.  Typically, each committee of the Board meets at least twice each year, or more frequently as deemed necessary by the applicable committee.  The frequency of the meetings and the nature of each meeting agenda depend on the business and affairs that New Gold faces from time to time.  During the year ended December 31, 2013, the Board met six times, the Audit Committee met five times, the Compensation Committee met three times, and the Corporate Governance and Nominating Committee and the HSE & CSR Committee each met twice.  Below are details regarding director attendance at Board and committee meetings held during the year ended December 31, 2013.

Director	Board	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	HSE & CSR Committee
David Emerson	6 of 6	5 of 5	-	2 of 2	-
James Estey	6 of 6	5 of 5	3 of 3	-	-
Robert Gallagher (1)	6 of 6	-	-	-	-
Vahan Kololian	5 of 6	-	-	2 of 2	2 of 2
Martyn Konig	6 of 6	5 of 5	3 of 3	-	2 of 2

Director	Board	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	HSE & CSR Committee
Pierre Lassonde	6 of 6	-	3 of 3	2 of 2	-
Randall Oliphant (1)	6 of 6	-	-	-	-
Raymond Threlkeld	5 of 6(2)	-	-	-	2 of 2

(1)	Mr. Oliphant and Mr. Gallagher are not members of any committee of the Board.

(2)
Mr. Threlkeld, who was the President and Chief Executive Officer of Rainy River Resources Ltd., did not attend the special Board meeting held to discuss and approve the acquisition of Rainy River Resources Ltd.

Directors’ Attendance Policy

As set out in the Board mandate, Board members are expected to attend all meetings of the Board in person or by phone and to have reviewed in advance Board materials and be prepared to discuss such materials.

Independent Directors’ Sessions

The Board mandate provides for in-camera sessions of the independent directors at each Board meeting. The Lead Director presides at such sessions. In addition, all of the Committees hold in-camera sessions without the presence of management at each meeting, unless the committee members determine such a session is not required.

Areas of Expertise

The skills and areas of expertise possessed by each member of the Board are identified in the following table  The relevant skills and areas of expertise are: experience regarding the mining industry and/or operations; experience in accounting, finance or capital markets; corporate governance; experience in health, safety and environment (“HSE”) compliance and/or risk management; public company board experience; management experience for public and/or private companies; and experience in dealing with government and legal matters.

	Emerson	Estey	Gallagher	Kololian	Konig	Lassonde	Oliphant	Threlkeld
Mining Industry and Operations			x		x	x	x	x
Accounting, Finance and Capital Markets	x	x	x	x	x	x	x
Corporate Governance	x	x		x	x	x	x
HSE & Risk Management	x		x	x	x	x	x	x
Public Company Board	x	x	x	x	x	x	x	x
Company Management	x	x	x	x	x	x	x	x
Government Relations & Legal	x		x	x	x

Other Public Company Directorships/Committee Appointments

The following table provides details regarding directorships and committee appointments held by New Gold’s directors in other public companies as at the date of this Circular.  None of the directors of New Gold serve together as directors on the boards of other public companies, except Messrs. Oliphant and Lassonde who are both on the board of Franco-Nevada Corporation.

Director	Other Public Company Directorships	Other Public Company Committee Appointments
David Emerson	Finning International Inc. (since 2008)	Chair of the Corporate Governance Committee Audit Committee Pension Committee
	Maple Leaf Foods Inc. (since 2012)	Chair of the Board Corporate Governance Committee Environment, Health and Safety Committee
	Stantec Inc. (since 2009)	Audit Committee
James Estey	Gibson Energy Inc. (since 2011)	Chair of the Board
Robert Gallagher	Southern Arc Minerals (since 2010) Dynasty Gold Corp. (since 2009)	n/a
Vahan Kololian	Manicouagan Minerals Inc. (since 2001)	Chair of the Audit Committee Compensation Committee
Martyn Konig	n/a	n/a
Pierre Lassonde	Franco-Nevada Corporation (since 2007) Enghouse Systems Limited (since 2000)	Chair of the Board Chair of the Compensation Committee
Randall Oliphant	Franco-Nevada Corporation (since 2007) WesternZagros Resources Ltd. (since 2007) Newmarket Gold Inc. (since 2013)	Audit Committee Audit Committee Corporate Governance Committee n/a
Raymond Threlkeld	Newmarket Gold Inc. (since 2014)	Chair of the Board

The Board has determined that the simultaneous service of some of its directors on other audit committees does not impair the ability of such directors to effectively serve on New Gold’s Audit Committee.

Position Descriptions

The Board has developed a written position description for the Executive Chairman and the Lead Director as detailed in the Board’s written mandate.  The Chair of each Board committee acts within the parameters set by their respective committee charters.  The Board has also, in consultation with Mr. Gallagher, developed a written position description for the President and Chief Executive Officer.

Board Mandate

A copy of the Board’s written mandate, which sets out the responsibilities and duties of the directors, is attached as Schedule A to this Circular.

Risk Management

The Board has responsibility for identifying and understanding the principal risks of the Company’s business.  Each year, the Company undergoes an extensive risk identification process, which involves one on one interview with all executive officers as well as other senior corporate employees and the general managers of certain operations.  The results of the interviews are reviewed and analyzed by the Company’s risk management committee, which is comprised of representatives from the Company’s treasury, operations, finance, environmental and internal audit departments.  In addition, all of the Company’s operating sites are responsible for developing and maintaining a site risk register.

The corporate risk review process yields an enterprise risk register which ranks the key risks facing the organization as a whole.  Each risk is allocated to a senior employee, who is responsible for developing and implementing controls to mitigate the risk.  Every year, the risk register, together with current and planned future mitigation strategies, is presented and reviewed with the Board, together with a discussion of strategic opportunities and issues.

In addition, various Board committees monitor the risks relevant to their specific Charter.  The Audit Committee is responsible for monitoring financial risks and exposures, including the risk of a material misstatement in the Company’s financial disclosures.  The Compensation Committee is responsible for monitoring risks associated with the Company’s compensation policies.   The HSE & CSR Committee is responsible for monitoring health, safety, environmental and corporate social responsibility risk.

Succession Planning for Executive Officers

The Company has a formal process for succession planning for its executive officers.  As part of this process, the Compensation Committee conducts an annual review of the succession plan for the Company’s executive officers, including the President and Chief Executive Officer, and prepares a report to the Board on succession planning.

The Compensation Committee most recently reviewed the succession plans for all of the Company’s executive officers, on February 27, 2013.  As part of the review process the committee: considered the risk of the relevant position becoming vacant; identified potential successors; evaluated the readiness of such potential successors to assume the relevant position; and considered the development activities that each potential successor would have to undergo to assume the relevant position.

In the event that the position of Executive Chairman or President and Chief Executive Officer becomes vacant, the entire Board is responsible for working with the Compensation Committee to evaluate and nominate potential successors to the position in accordance with the succession plan.

In addition to its annual review of the succession plan, the Compensation Committee is responsible for developing the annual performance review for the Executive Chairman and President and Chief Executive Officer and providing its recommendations to the Board. The Board assesses the effectiveness of the Executive Chairman and President and Chief Executive Officer in attaining New Gold’s corporate objectives, budgets and milestones.

Orientation and Continuing Education

The Board, in conjunction with the Chair of the Corporate Governance and Nominating Committee, is responsible for ensuring that new directors are provided with an orientation and education program that includes, among other things, information about the duties and obligations of directors (including copies of the Board mandate, committee charters and Company policies), the business and operations of the Company and documents from recent Board meetings.

In regard to ongoing director education, the Chair of the Corporate Governance and Nominating Committee, in conjunction with the Executive Chairman, is responsible for ensuring that:

(a)	all directors receive updates to Company policy documents and applicable TSX or NYSE MKT listing policies;

(b)	regular discussions relating to corporate governance issues and directors’ duties are conducted at Board meetings;

(c)	the Company’s policies are reviewed and updated by the Board as new rules or circumstances dictate; and

(d)	appropriate funding is allocated to directors to attend seminars or conferences relevant to their positions as directors of the Company.

All directors are expected to pursue educational opportunities as appropriate to enable them to perform their duties as directors and are encouraged to visit one of the Company’s sites at least once every two years.  In November 2013, all of the directors, other than David Emerson, Vahan Kololian and Martyn Konig, visited the Rainy River project, located in Ontario, Canada.  Directors have full and free access to officers and employees of the Company and may arrange meetings either directly or through the President and Chief Executive Officer.  Management provides briefings to directors with respect to the business and operations of the Company at every regularly scheduled Board meeting.

Code of Business Conduct and Ethics

The Company has a written code of ethics and expectations for business conduct (“Code”) for the directors, officers and employees of New Gold and its subsidiaries.  The Board most recently reviewed the Code on February 27, 2014.  A copy of the Code is available under New Gold’s profile on SEDAR at www.sedar.com and is posted on New Gold’s website at www.newgold.com.

All directors, officers and employees are expected to comply with the Code and sign off annually on the Code, which reaffirms the Company’s high standards of business conduct. The Code is part of New Gold’s continuing effort to ensure that it complies with all applicable laws, has an effective program to prevent and detect violations of law, and conducts its business with fairness, honesty and integrity.

The Board monitors compliance with the Code generally and, at least annually, the Board discusses the Code and each board member certifies as to whether they have been in compliance with the Code and if they are aware of any non-compliance with the Code that they have not raised with the Corporate Secretary or other senior management of the Company during the preceding year.

Under the Code, any officer, director or employee of New Gold who suspects a violation of a law, regulation or the Code itself is obligated to report it to the Chair of the Audit Committee.

In the unlikely event of a waiver, any such waiver of the Code for a director or executive officer must be approved by the Board (or a designated committee) and such waiver will be disclosed to shareholders as required by applicable law.  The Board did not grant any waiver of the Code to any director or executive officer during 2013 or during the past 12 months.

A thorough discussion of the documentation related to a material transaction is required for review by the Board, particularly independent directors. Directors with an interest in a material transaction are required to declare their interest and abstain from voting on such transactions.

Whistleblower Policy

New Gold has adopted a whistleblower policy which allows its directors, officers, employees and contractors who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, to report such violation to the Chair of the Audit Committee in writing, through an external hotline service provider, Global Compliance, by email or online.  Concerns are reviewed by the Chair of the Audit Committee in the manner deemed to be appropriate based on the nature and merits of the submission and with the assistance and direction of whomever the Chair of the Audit Committee deems appropriate.

Nomination of Directors

The Board has established a Corporate Governance and Nominating Committee, all three members of which are independent directors.  As noted in more detail below, the mandate of the Corporate Governance and Nominating Committee requires the committee, in consultation with the Board, to establish a process for selection of new Board members, factoring in the skills and competencies the Board has, and the skills and competencies the Board should have.  This process establishes the criteria for Board membership, including recommending composition of the Board.  While the Corporate Governance and Nominating Committee has the primary responsibility for identifying prospective Board members, all qualified candidates proposed are considered.

To encourage an objective nominating process, when considering potential Board nominees the Corporate Governance and Nominating Committee takes into account a number of factors, which may include the current composition of the Board, the ability of the individual candidate to contribute on an overall basis, the ability of the individual to contribute sufficient time and resources to the Board, the current and future needs of New Gold, the individual’s direct experience with public companies in general and mining companies in particular as well as the individual’s skills and knowledge and the skills and knowledge of existing members of the Board.

The overall purpose of the Corporate Governance and Nominating Committee is to:

(a)	provide a focus on corporate governance that will enhance corporate performance;

(b)	assist New Gold in its corporate governance responsibilities under applicable law;

(c)	establish criteria for Board and committee membership;

(d)	recommend composition of the Board and its committees; and

(e)	as circumstances arise, assess directors’ performance.

The Corporate Governance and Nominating Committee uses the following process to identify and nominate highly qualified and dedicated director candidates for election to the Board:

(a)
the Executive Chairman, the Chair of the Corporate Governance and Nominating Committee or other members of the Board identify the need to add new Board members, with careful consideration of the mix of qualifications, skills and experience represented on the Board;

(b)	the Corporate Governance and Nominating Committee coordinates the search for qualified candidates with input from management and other Board members;

(c)	the Corporate Governance and Nominating Committee may engage a candidate search firm to assist in identifying potential nominees, if it deems such engagement necessary and appropriate;

(d)	selected members of management and the Board will interview prospective candidates;

(e)
the Corporate Governance and Nominating Committee will recommend a nominee and seek full Board endorsement of the selected candidate, based on its judgment as to which candidate will best serve the interests of the shareholders;

(f)
the Corporate Governance and Nominating Committee may, to the extent it deems appropriate, consult with significant shareholders of the Company or other shareholders as part of the process of nominating new directors; and

(g)	the Corporate Governance and Nominating Committee will consider any candidates submitted by shareholders on the same basis as any other candidate.

Any shareholder with a nomination should submit the candidate’s name, along with a curriculum vitae or other summary of qualifications, experience and skills to the Corporate Secretary of the Company.

Committees of the Board

The Board has the following four standing committees:

(a)	the Audit Committee;

(b)	the Compensation Committee;

(c)	the Corporate Governance and Nominating Committee; and

(d)	the HSE & CSR Committee.

All of the committees report directly to the Board.

Other than the HSE & CSR Committee, each committee is comprised entirely of independent directors. Raymond Threlkeld is the Chair of the HSE & CSR Committee.  As the former President and Chief Executive Officer of Rainy River Resources Ltd. and a consultant to the Company, Mr. Threlkeld is considered non-independent.  From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board.  The current membership of each standing committee of the Board is as follows:

Board Committee	Committee Members	Status
Audit Committee	James Estey (Chair)	Independent
	David Emerson	Independent
	Martyn Konig	Independent
Compensation Committee	Martyn Konig (Chair)	Independent
	James Estey	Independent
	Pierre Lassonde	Independent
Corporate Governance and Nominating Committee	David Emerson (Chair)	Independent
	Vahan Kololian	Independent
	Pierre Lassonde	Independent
HSE & CSR Committee	Raymond Threlkeld (Chair)	Non-Independent
	Vahan Kololian	Independent
	Martyn Konig	Independent

Audit Committee

The Audit Committee is comprised of independent directors, as described above.  The Audit Committee’s primary function is to assist the Board in fulfilling its oversight responsibilities with respect to accounting and financial reporting processes, the integrity of the financial statements of New Gold, compliance with legal and regulatory requirements, the overall adequacy and maintenance of the systems of internal controls that management has established and the overall responsibility for New Gold’s external and internal audit processes including the external auditor’s qualifications, independence and performance.

Further information regarding the Audit Committee is contained in New Gold’s latest annual information form (“AIF”)  under the heading “Audit Committee” and a copy of the Audit Committee charter is attached to the AIF as Schedule A.  The AIF is available under New Gold’s profile on SEDAR at www.sedar.com.

Compensation Committee

As described under the heading “Role of the Compensation Committee”, the Compensation Committee is comprised of three independent directors, and the purpose of the Compensation Committee is to assist the Board in approving and monitoring the Company’s guidelines and practices with respect to compensation and benefits of officers, as well as administering the Company’s equity-based compensation plans.

Corporate Governance and Nominating Committee

As described under the heading “Nomination of Directors” above, the Corporate Governance and Nominating Committee is comprised of three independent directors, and its main purpose is to assist the Company in its corporate governance responsibilities under applicable law, to establish criteria for Board and committee membership, to recommend composition of the Board and its committees and, as circumstances arise, to assess directors’ performance.

Health, Safety, Environment and Corporate Social Responsibility Committee

The HSE & CSR Committee is comprised of one non-independent and two independent directors, and its overall purpose is to review and monitor the health, safety, environmental and corporate social responsibility policies of New Gold on behalf of the Board.  The committee may investigate any activity of New Gold that relates to sustainable development, community development, environment, health and safety.

Board and Director Assessments

The Corporate Governance and Nominating Committee, in conjunction with the Board, is responsible for reviewing, on an annual basis, the role of the Board, the mandate of the Board and terms of reference of each Board committee and the methods and processes by which the Board fulfills its duties and responsibilities.

In March 2014, the Corporate Governance and Nominating Committee solicited comments on a confidential basis from each director regarding the performance of the Board and each Board committee, as well as individual director performance, using an online evaluation questionnaire. The topics covered by the questionnaire included the conduct of meetings and the composition of the Board and Committees, as well as peer review by each director of the conduct of the Board, the Committees and their respective members.  The Corporate Governance and Nominating Committee is responsible for overseeing the evaluation process, discussing the results and preparing a final report with recommendations to the Board.

The Board does not consider it appropriate or necessary to limit the number of terms a director may serve due to the time and effort necessary for each director to become familiar with the business of the Company. As an alternative to term limits, the Corporate Governance and Nominating Committee is responsible for reviewing director performance and the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board and identifying any perceived needs on an annual basis. This is primarily achieved through the evaluation questionnaire described above.

CONTACTING THE BOARD OF DIRECTORS

The Board has adopted a Board Shareholder Communication and Engagement Policy, which is available on the Company’s website at www.newgold.com. Shareholders and other interested parties may communicate directly with the Board by writing to the Corporate Secretary, New Gold Inc., Royal Bank Plaza, South Tower, Suite 3120 – 200 Bay Street, Toronto, Ontario M5J 2J4, Canada.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of New Gold’s directors, executive officers or employees, or former directors, executive officers or employees, nor any associate of such individuals, is as at the date of this Circular, or has been, during the year ended December 31, 2013, indebted to New Gold or any of its subsidiaries in connection with a purchase of securities or otherwise.  In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of New Gold or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than the election of directors, the Stock Option Plan Resolution and the Long Term Incentive Plan Resolution, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, (a) director or executive officer of New Gold who has held such position at any time since January 1, 2013; (b) proposed nominee for election as a director of New Gold; or (c) associate or affiliate of a person in (a) or (b).

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described elsewhere in this Circular, since January 1, 2013, no informed person of New Gold, Nominee for election as a director of New Gold, or any associate or affiliate of an informed person or Nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect New Gold or any of its subsidiaries, except that Mr. Threlkeld, a director of New Gold, was the President and Chief Executive Officer and a director and security holder of Rainy River Resources Ltd., a corporation acquired by New Gold in 2013.  Mr. Threlkeld did not participate in the portions of New Gold’s Board meetings during which such transaction was discussed or approved.

OTHER MATTERS

Management of New Gold does not know of any matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular.  However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote on such matters the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding New Gold and its business activities is available on SEDAR at www.sedar.com under New Gold’s profile, at the United States Securities and Exchange Commission’s website at www.sec.gov and on New Gold’s website at www.newgold.com.  Following the Meeting, the voting results for each item on the proxy will be available on SEDAR at www.sedar.com under New Gold’s profile.  New Gold’s financial information is provided in New Gold’s annual financial statements and related MD&A for its most recently completed year and may be viewed on SEDAR at the location noted above and on the United States Securities and Exchange Commission’s website at the location noted above and on New Gold’s website. Shareholders may also contact New Gold by phone at 1-888-315-9715 or by email at info@newgold.com to request copies of these documents, which will be provided free of charge.

DIRECTORS’ APPROVAL

The contents of this management information circular and its distribution to the shareholders of New Gold have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

“Robert Gallagher”

Robert Gallagher
President and Chief Executive Officer

Vancouver, British Columbia
March 19, 2014

Schedule A

Board of Directors Mandate

1.	Introduction

The Board of Directors (the “Board”) has the responsibility for the overall stewardship of the conduct of the business of New Gold Inc. (the “Company”) and the activities of management, which is responsible for the day-to-day conduct of the business.  The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, and to ensure that the Company meets its obligations on an ongoing basis and operates in a reliable and safe manner.  In performing its functions, the Board should also consider the legitimate interests of its other stakeholders, such as employees, customers and communities, may have in the Company.  In overseeing the conduct of the business, the Board, through the Chief Executive Officer and Executive Chairman, shall set the standards of conduct for the Company.

2.	Procedures and Organization

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself.  The Board retains the responsibility for managing its own affairs including selecting its chair (“Chair”) and nominating candidates for election to the Board and constituting committees of the Board.  If the Chair is an executive of the Company, in order to further enhance the ability of the Board to act independently of management, the independent directors will select a lead independent director (“Lead Director”).  Subject to the Articles of the Company and the Business Corporations Act (British Columbia) (the “Act”), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

A quorum for the transaction of business at any meeting of the Board shall be a majority of the number of directors then in office.  The Corporate Secretary of the Company (or in his or her absence, the person appointed by the Board to take minutes) shall have the responsibility for taking minutes of all meetings of the Board and for circulating drafts of such minutes to the Chair promptly following each meeting.  The Corporate Secretary of the Company (or in his or her absence, the person appointed by the Board to take minutes) shall present draft minutes from the previous meeting at the next succeeding Board meeting for comments, approval and execution.  In the case of an equality of votes at a meeting of the Board, the chair of the meeting shall not have a second or casting vote.

3.	Duties and Responsibilities

The Board’s principal duties and responsibilities fall into a number of categories which are outlined below.

3.1	Legal Requirements

a.      The Board, together with management, has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained.

b.      The Board has the statutory responsibility to:

i.	manage or, to the extent it is entitled to delegate such power, supervise the management of the business and affairs of the Company by the senior officers of the Company;

ii.	act honestly and in good faith with a view to the best interests of the Company;

iii.	exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and

iv.
act in accordance with its obligations contained in the Act and the regulations thereto, the Company’s Articles, securities laws of each province and territory of Canada, and other relevant legislation and regulations.

3.2	Independence

The Board has the responsibility to ensure that appropriate structures and procedures are in place to permit the Board to function independently of management, including endeavouring to have a majority of directors who are “independent” as defined by National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”). The Board, in consultation with the Corporate Governance and Nominating Committee, will annually review the relationship of each director and the Company to determine if each director is or remains “independent” as defined by NI 58-101.  In addition, the independent directors shall hold an in camera session without the presence of management or any non-independent directors at each meeting.

3.3	Strategy Determination

The Board has the responsibility to ensure, at least annually, that there are long-term goals and a strategic planning process in place for the Company and to participate with management, directly or through the Board’s committees, in developing and approving the plan by which the Company proposes to achieve its goals, which plan takes into account, among other things, the opportunities and risks of the Company’s business.

3.4	Managing Risk

The Board has the responsibility to identify and understand the principal risks of the business in which the Company is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are appropriate systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Company.

3.5	Division of Responsibilities

The Board has the power to:

a.      appoint and delegate responsibilities to committees where appropriate to do so; and

b.      develop position descriptions for:

i.	its individual members and / or the individual members of committees of the Board;

ii.	the Chair and /or Lead Director of the Board;

iii.	the Chief Executive Officer; and

iv.	the Chief Financial Officer.

The Board shall be responsible for ensuring that the Company’s officers and the directors and officers of the Company’s subsidiaries, if any, are qualified and appropriate in keeping with the Company’s corporate governance policies, and that they are provided with copies of the Company’s policies for implementation by the Company and its subsidiaries.

To assist it in exercising its responsibilities, the Board establishes four standing committees of the Board: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Health, Safety, Environment & Corporate Social Responsibility Committee.  The Board may establish other standing or ad hoc committees from time to time which will function in accordance with such committee’s mandate.

Each committee shall have a written mandate that clearly establishes its purpose, responsibilities, members, structure and functions.  Each mandate shall be reviewed by the Board at least annually.  The Board is responsible for appointing the committee members.

3.6	Appointment, Training and Monitoring Senior Management

The Board has the responsibility:

a.
to appoint the Chief Executive Officer, to monitor and assess the Chief Executive Officer’s performance and effectiveness, to satisfy itself as to the integrity of the Chief Executive Officer, and to provide advice and counsel in the execution of the Chief Executive Officer’s duties;

b.	to develop or approve the corporate goals or objectives that the Chief Executive Officer is responsible for;

c.	to monitor and assess the Executive Chairman’s performance and effectiveness and to satisfy itself as to the integrity of the Executive Chairman;

d.	to approve the appointment of all corporate officers, acting on the advice of the Chief Executive Officer, and to satisfy itself as to the integrity of such corporate officers;

e.	ensure that adequate provision has been made to train, develop and monitor management and for the orderly succession of management;

f.	to create a culture of integrity throughout the Company;

g.	to ensure that management is aware of the Board’s expectations of management; and

h.	to avail itself collectively and individually of the open access to the Company’s senior management and to advise the Chair of the Board and / or Lead Director of significant matters discussed.

3.7	Policies, Procedures and Compliance

The Board has the responsibility:

a.	to ensure with management that the Company operates at all times within applicable laws, regulations and ethical standards; and

b.	to approve and monitor compliance with significant policies and procedures by which the Company is operated.

3.8	Reporting and Communication

The Board has the responsibility:

a.	to ensure the Company has in place policies and programs to enable the Company to communicate effectively with its shareholders, other stakeholders and the public generally;

b.	to ensure that the financial performance of the Company is adequately reported to shareholders, other securityholders and regulators on a timely and regular basis;

c.	to ensure the timely reporting of developments that have a significant and material impact on the market price or value of the Company’s securities;

d.	to report annually to shareholders on its stewardship of the affairs of the Company for the preceding year;

e.	to develop appropriate measures for receiving shareholder feedback; and

f.	to develop the Company’s approach to corporate governance and to develop a set of corporate governance principles and guidelines.

3.9	Monitoring and Acting

The Board has the responsibility:

a.	to monitor the Company’s progress towards it goals and objectives and to revise and alter its direction through management in response to changing circumstances;

b.	to take action when performance falls short of its goals and objectives or when other special circumstances warrant; and

c.	to ensure that the Company has implemented adequate internal control and management information systems which ensure the effective discharge of the Board’s responsibilities.

3.10	Membership and Composition

The Board has the responsibility to determine:

a.	its appropriate size and composition;

b.
the relevant criteria for proposed additions to the Board, having regard to areas of required expertise and the need for independent directors, as that term is defined in NI 58-101 and the rules of the applicable exchanges;

c.	the maximum number of boards or other engagements considered appropriate for directors, having regard to whether they are independent directors or members of management;

d.	any appropriate age for retirement of directors;

e.	the recommended compensation of directors for their services in that role, after consideration by the Compensation Committee; and

f.	the number of meetings of the Board to be held each year and the time and place of such meetings; provided that the Board shall meet at least on a quarterly basis.

3.11	Education and Assessment

Members of the Board are expected to attend all meetings of the Board in person or by phone and to have reviewed board materials in advance and be prepared to discuss such materials.

The Board has responsibility to ensure that all new directors receive a comprehensive orientation and fully understand the role of the Board and its committees, the nature and operation of the Company’s business, the expectations for directors and the contribution that individual directors are required to make.  In addition to an initial orientation, members of the Board are expected to pursue educational opportunities, such as seminars and conferences, as appropriate to assist them in better performing their duties, and directors and are encouraged to visit one of the Company’s sites at least once every two years.

Members of the Board will be required to annually assess their own effectiveness and contribution as directors, and the effectiveness of the Board and its committees.

3.12	Third Party Advisors

The Board, and any individual director with the approval of the Board, may retain at the expense of the Company independent counsel and advisers in appropriate circumstances.

4.            Chair of the Board and Independent Lead Director

4.1           The Chair of the Board, with the assistance of the Lead Director (if one is appointed from time to time), will provide leadership to directors in discharging their duties as set out in this Charter, including by:

a.	leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time;

b.	promoting cohesiveness among the directors; and

c.	being satisfied that the responsibilities of the Board and its committees are well understood by the directors.

4.2           The Chair, with the assistance of the Lead Director (if one is appointed from time to time), will assist the Board in discharging its stewardship function, which includes:

a.	satisfying itself as to the integrity of the senior officers of the Company and ensuring that such senior officers create a culture of integrity throughout the organization;

b.	strategic planning;

c.	identifying and managing risks;

d.	succession planning;

e.
together with the Chair of the Corporate Governance and Nominating Committee, reviewing the committees of the Board, the composition and chairs of such committees and the charters of such committees; and

f.
together with the Chair of the Corporate Governance and Nominating Committee, ensuring that the Board, committees of the Board, individual directors and senior management of the Company understand and discharge their duties and obligations under the Company’s system of corporate governance.

4.3           In addition, in conjunction with the Chair of the Corporate Governance and Nominating Committee, the Chair will ensure that:

a.	all directors receive updates to Company policy documents and the listing policies of the applicable exchanges;

b.	regular discussions relating to corporate governance issues and directors’ duties are conducted at Board meetings;

c.	the Company’s policies are reviewed and updated by the Board as new rules or circumstances dictate; and

d.	appropriate funding is allocated to directors to attend seminars or conferences relevant to their positions as directors of the Company.

4.4           In connection with meetings of the directors, the Chair will be responsible for the following (in consultation with the Lead Director, if one is appointed from time to time):

a.	scheduling meetings of the directors;

b.	coordinating with the chairs of the committees of the Board to schedule meetings of the committees;

c.	reviewing items of importance for consideration by the Board;

d.
ensuring that all business required to come before the Board is brought before the Board, such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of the Company;

e.	setting the agenda for meetings of the Board;

f.	monitoring the adequacy of materials provided to the directors by management in connection with the directors' deliberations;

g.	ensuring that the directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board;

h.	presiding over meetings of the directors; and

i.	encouraging free and open discussion at meetings of the Board.

4.5           In addition, the Lead Director, if one is appointed from time to time, will be responsible for the following:

a.	reviewing items of importance for consideration by the independent directors and setting the agenda for in camera sessions of the independent directors;

b.	presiding over meetings of the directors at which the Chair is not present and in camera sessions of the independent directors, and apprising the Chair of the issues considered;

c.	encouraging free and open discussion at in camera sessions of the independent directors;

d.	serving as liaison between the independent directors and the Chair;

e.	being available for consultation and direct communication with the Company’s shareholders as appropriate;

f.	together with the Chair of the Board and the Chair of the Corporate Governance and Nominating Committee, providing feedback to directors regarding their performance; and

g.	performing such other duties as the Board may delegate to the Lead Director from time to time.

The Corporate Governance and Nominating Committee will annually review and reassess the adequacy of this Mandate and submit any recommended changes to the Board for approval.

Last reviewed and approved by the Board on February 27, 2014.

Schedule B

NEW GOLD INC.
LONG TERM INCENTIVE PLAN

(Revised 2014)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1           For the purposes of this Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

A.
“Achieved Performance Ratio” means, for any Share Unit, the percentage, ranging from 50% to 150% (or within such other range as the Board may determine from time to time), quantifying the performance achievement realized on an Entitlement Date determined in accordance with the performance conditions or measures and other terms outlined in the Share Unit grant letter evidencing such Share Unit;

B.	“Act” means the Business Corporations Act (British Columbia), or its successor, as amended, from time to time;

C.	“Affiliate” means any corporation that is an affiliate of the Corporation as defined in National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended from time to time;

D.	“Associate” with any person or company, is as defined in the Securities Act (British Columbia), as may be amended from time to time;

E.	“Board” means the Board of Directors of the Corporation or if established and duly authorized to act, a committee appointed for such purpose by the Board of Directors of the Corporation;

F.	“Change of Control” means the occurrence of any one or more of the following events:

(i)
the Corporation is not the surviving entity in a merger, amalgamation or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly-owned subsidiary of the Corporation);

(ii) the Corporation sells, leases or exchanges greater than 50% of its assets to any other person or entity (other than an Affiliate of the Corporation);

(iii) a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

(iv)
any person, entity or group of persons or entities acting jointly or in concert  (the “Acquiror”) acquires, or acquires control (including, without limitation, the power to vote or direct the voting) of, voting securities of the Corporation which, when added to the voting securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or Associates and/or affiliates of the Acquiror to cast or direct the casting of 40% or more of the votes attached to all of the Corporation's outstanding voting securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors) and as a result of such acquisition of control, directors of the Corporation holding such office immediately prior to such acquisition of control shall not constitute a majority of the Board;

B-1

(v)
as a result of or in connection with: (A) the contested election of directors or (B) a transaction referred to in paragraph (i) above, the nominees named in the most recent management information circular of the Corporation for election to the board of directors of the Corporation shall not constitute a majority of the Board; or

(vi) the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

For the purposes of the foregoing, “voting securities” means common shares of New Gold and any other shares entitled to vote for the election of directors, and shall include any securities, whether or not issued by New Gold, which are not shares entitled to vote for the election of directors but which are convertible into or exchangeable for shares which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities;

G.	“Corporation” means New Gold Inc., a corporation existing under the Act, and includes any successor corporation thereof;

H.
"Eligible Contractors" means (A) persons who are not employees, officers or directors of the Corporation that (i) are engaged to provide on a bona fide basis consulting, technical, management or other services to the Corporation or any Affiliates under a written contract with the Corporation or the Affiliate and (ii) in the reasonable opinion of the Board, spend or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliate; and (B) directors of the Corporation that (i) are engaged, beyond the scope of their regular duties as a director, to provide on a bona fide basis consulting, technical, management or other services to the Corporation or any Affiliates under a written contract with the Corporation or the Affiliate and (ii) in the reasonable opinion of the Board, spend or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliate in connection with such engagement.  It does not include persons to whom the Corporation’s offer of Shares would be deemed to be received in Australia, such as Australian residents or persons with a registered address in Australia;

I.
“Entitlement Date” means the date as determined by the Board in its sole discretion in accordance with the Plan, provided, in the case of Participants who are liable to taxation under the provisions of the Income Tax Act (Canada) in respect of amounts payable under this Plan, that such date, or amendment of such date as contemplated by section 3.8 of this Plan, shall not be later than December 31 of the third calendar year following the calendar year in which the services were performed in respect of the corresponding Share Unit Award or such later date as may be permitted under paragraph (k) the definition of “salary deferral arrangement” in subsection 248(1) of the Income Tax Act (Canada) as amended from time to time, or other applicable provisions thereof, so as to ensure that the Plan is not considered to be a “salary deferral arrangement” for purposes of the Income Tax Act (Canada);

J.	“Grant Date” means the date that a Share Unit Award is granted to a Participant under this Plan, as evidenced by the register or registers maintained by the Corporation for Share Unit Awards;

K.
“Insider” means: (i) an insider as defined in the Securities Act (British Columbia), as may be amended from time to time, other than a person who is an Insider solely by virtue of being a director or senior officer of an Affiliate; and (ii) an Associate of any person who is an insider by virtue of (i);

L.
“Market Price” at any date in respect of the Shares shall be, the volume weighted average trading price of such Shares on the TSX for the five trading days ending on the last trading date immediately before the date on which the Market Price is determined.  In the event that the Shares are not then listed and posted for trading on the TSX, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion;

M.	“Participant” means any director, employee, officer or Eligible Contractor of the Corporation or any Affiliate of the Corporation or of any Affiliate to whom Share Units are granted hereunder;

N.	“Plan” means this Long Term Incentive Plan, as same may be amended from time to time;

O.
“Required Shareholder Approval” means the approval of this Plan by the shareholders of the Corporation, as may be required by the TSX or any other Stock Exchange on which the Shares are listed, as a plan allowing for the issuance of Shares from treasury to satisfy Share Units on an applicable Entitlement Date, as contemplated in Article 4;

P.	“Resignation” means the cessation of board membership by a director, or employment (as an officer or employee) of the Participant with the Corporation or an Affiliate as a result of resignation;

Q.
“Retirement” means the Participant ceasing to be an employee, officer or director of the Corporation or an Affiliate after attaining a stipulated age in accordance with the Corporation’s normal retirement policy or earlier with the Corporation's consent;

R.	“Shares” means the common shares in the capital of the Corporation;

S.
“Share Unit” means a unit (which may be referred to as a restricted share unit or a performance share unit) credited by means of an entry on the books of the Corporation to a Participant, representing the right to receive on the Participant’s Entitlement Date a cash payment equal to the then Market Price of a Share (subject to adjustments), and, if applicable, multiplied by the Achieved Performance Ratio.  Subject to the Required Shareholder Approval being obtained, if the Board so elects, the Corporation may satisfy the amount for such payment obligation by issuing such number of Shares from treasury determined in accordance with Section 3.5(ii) and Article 4;

T.	“Share Unit Award” means an award of Share Units under this Plan to a Participant;

U.	“Stock Exchange” means the TSX, the NYSE MKT or any other stock exchange on which the Shares are listed for trading at the relevant time;

V.
“Termination” means: (i) in the case of a director, the termination of board membership of the director by the Corporation or any Affiliate, the failure to re-elect or re-appoint the individual as a director of the Corporation or an Affiliate or Resignation, other than through Retirement; (ii) in the case of an employee, the termination of the employment of the employee, with or without cause, as the context requires by the Corporation or an Affiliate or Resignation, other than through Retirement or in the case of an officer, the removal of or failure to re-elect or re-appoint the individual as an officer of the Corporation or an Affiliate, or Resignation, other than through Retirement, (iii) in the case of an Eligible Contractor, the termination of the services of the Eligible Contractor by the Contractor or the Corporation or any Affiliate; provided that in each case if the Participant continues as a director, employee, officer or Eligible Contractor after such Termination, then a Termination will not occur until such time thereafter that the Participant ceases to be a director, employee, officer or Eligible Contractor in accordance with this definition;

W.
“Triggering Event” means (i) in the case of a director, the termination of board membership of the director by the Corporation or any Affiliate, the failure to re-elect or re-appoint the individual as a director of the Corporation or an Affiliate; (ii) in the case of an employee, the termination of the employment of the employee, without cause, as the context requires by the Corporation or an Affiliate or in the case of an officer, the removal of or failure to re-elect or re-appoint the individual as an officer of the Corporation or an Affiliate; (iii) in the case of an employee or an officer, a material adverse change imposed by the Corporation or the Affiliate (as the case may be) in duties, powers, rights, discretion, prestige, salary, benefits, perquisites, as they exist, and with respect to financial entitlements, the conditions under and manner in which they were payable, immediately prior to the Change of Control, or a material diminution of title imposed by the Corporation or the Affiliate (as the case may be), as it exists immediately prior to the Change of Control; (iv) in the case of an Eligible Contractor, the termination of the services of the Eligible Contractor by the Corporation or any Affiliate; and

X.	“TSX” means the Toronto Stock Exchange.

1.2           The headings of all articles, Sections and paragraphs in this Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of this Plan.

1.3           Whenever the singular or masculine are used in this Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

1.4           The words "herein”, "hereby”, "hereunder”, "hereof” and similar expressions mean or refer to this Plan as a whole and not to any particular article, Section, paragraph or other part hereof.

1.5            Unless otherwise specifically provided, all references to dollar amounts in this Plan are references to lawful money of Canada.

ARTICLE 2

PURPOSE AND ADMINISTRATION OF THE PLAN

2.1           This Plan provides for the granting of Share Unit Awards and the settlement of such Share Unit Awards through the payment of cash (or, with respect to Share Units that are subject to performance conditions or measures, subject to the Required Shareholder Approval and at the election of the Board in its sole discretion, the issuance of Shares from treasury) for services rendered, for the purpose of advancing the interests of the Corporation, its Affiliates and its shareholders through the motivation, attraction and retention of employees, officers and Eligible Contractors and the alignment of their interest with the interest of the Corporation’s shareholders.  It is intended that this Plan not be treated as a “salary deferral arrangement” by reason of paragraph (k) of the definition thereof in section 248(1) of the Income Tax Act (Canada).

2.2           This Plan shall be administered by the Board and the Board shall have full authority to administer this Plan, including the authority to interpret and construe any provision of this Plan and to adopt, amend and rescind such rules and regulations for administering this Plan as the Board may deem necessary in order to comply with the requirements of this Plan.  All actions taken and all interpretations and determinations made by the Board in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation.  No member of the Board shall be personally liable for any action taken or determination or interpretation made in good faith in connection with this Plan and all members of the Board shall, in addition to their rights as directors of the Corporation, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made in good faith.  The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of this Plan and of the rules and regulations established for administering this Plan.  All costs incurred in connection with this Plan shall be for the account of the Corporation.

2.3           The Corporation shall maintain a register in which it shall record the name and address of each Participant and the number of Share Units granted to each Participant.

2.4           Subject to Section 3.1, the Board shall from time to time determine the Participants who may participate in this Plan.  The Board shall from time to time determine the Participants to whom Share Units shall be granted and the provisions and restrictions with respect to such grant, all such determinations to be made in accordance with the terms and conditions of this Plan.

ARTICLE 3

SHARE UNITS AWARDS

3.1           This Plan is hereby established for employees, officers and Eligible Contractors of the Corporation and its Affiliates. No grant of a Share Unit Award shall be made to a director of the Corporation, unless the director is an employee, officer or Eligible Contractor of the Corporation or its Affiliate.

3.2           A Share Unit Award granted to a particular Participant in a calendar year will be a bonus for services rendered by the Participant to the Corporation or an Affiliate, as the case may be, as determined in the sole and absolute discretion of the Board. The number of Share Units awarded will be credited to the Participant’s account, effective as of the Grant Date. Each Share Unit vests on its Entitlement Date.

For the avoidance of doubt, a Participant will have no right or entitlement whatsoever to receive any cash payment (or receive the equivalent in Shares) until the Entitlement Date. For Participants subject to Australian tax law, on the Entitlement Date, a Participant shall not be entitled to any payment or issue of Shares with respect to such Share Units unless the designated administrator of the Plan (as appointed by the Board from time to time or if no such appointment is made, it shall be the Vice-President Human Resources or similar officer of the Corporation) declares such payment payable to such Participant in his sole discretion.

3.3           Subject to the absolute discretion of the Board, the Board may elect to credit each Participant with additional Share Units as a bonus in the event any dividend is paid on Shares.  In such case, the number of additional Share Units will be equal to the aggregate amount of dividends that would have been paid to the Participant if the Share Units in the Participant’s account had been Shares divided by the Market Price of a Share on the date on which dividends were paid by the Corporation.

The additional Shares Units will vest on the Participant’s Entitlement Date of the particular Share Unit Award (and will be subject to the same terms) to which the additional Share Units relate.

3.4           Except as otherwise set forth in this section 3.4, a Share Unit Award granted to a Participant will entitle the Participant, subject to the satisfaction of any conditions, performance conditions or measures, restrictions or limitations imposed under this Plan or the applicable Share Unit grant letter, to receive on the Participant’s Entitlement Date, as the case may be, a payment in cash or the equivalent Shares (in accordance with, and subject to, Article 4) as contemplated in section 3.5 and as set forth in the applicable Share Unit grant letter as provided for in section 3.7.

Notwithstanding the foregoing, unless the Board determines otherwise, a Participant’s Entitlement Date shall be accelerated as follows:

(i)	in the event of the death of the Participant, the Participant’s Entitlement Date shall be the date of death; and

(ii)	in the event of the total disability of the Participant, the Participant’s Entitlement Date shall be the date which is 60 days following the date on which the Participant becomes totally disabled.

In the event of the Termination with or without cause (or Retirement) of a Participant, all Share Units credited to the Participant shall become void and the Participant shall have no entitlement and will forfeit any rights to any payment (or, for greater certainty, Shares) under this Plan, except as may otherwise be determined by the Board in its sole and absolute discretion.

For greater certainty, all amounts payable, or Shares to be issued, to, or in respect of a Participant, on the settlement of Share Units shall be paid, or issued, to the Participant or the Participant’s estate on or immediately following the Entitlement Date provided in no case shall payment be made or Shares issued after December 31 of the third calendar year following the year to which the bonus relates.

3.5           Subject to Section 5.1, the Corporation will satisfy its payment obligation, net of any applicable taxes and other source deductions required by law to be withheld by the Corporation (or any of its Affiliates), for the settlement of Share Units by either:

(a).	a payment in cash to the Participant equal to the Market Price of a Share on the Entitlement Date multiplied by the number of Share Units being settled, or

(b).	the issuance of Shares to the Participant (in accordance with Article 4) in an amount equal to the number of Share Units being settled,

in each case (in the case of Share Units that are subject to performance conditions or measures) multiplied by the Achieved Performance Ratio.

In the event the Participant’s Entitlement Date is accelerated as a result of the death or total disability of the Participant in accordance with Section 3.4(i) or Section 3.4(ii), in the case of Share Units that are subject to performance conditions or measures, unless the Board determines otherwise, the Achieved Performance Ratio will be calculated based on (x) in the case of any performance measurement periods that are complete on or prior to the Entitlement Date, the actual performance, and (y) in the case of any performance measurement periods that are not complete on or prior to the Entitlement Date, assuming 100% performance achievement during such measurement period.

In the event the Participant’s Entitlement Date is accelerated in the circumstances contemplated in Section 3.10 or Section 3.11, in the case of Share Units that are subject to performance conditions or measures, the Achieved Performance Ratio will be calculated based on (x) in the case of any performance measurement periods that are complete on or prior to the Change of Control, the actual performance, and (y) in the case of any performance measurement periods that are not complete on or prior to the Change of Control, assuming 150% performance achievement during such measurement period.

3.6           The Corporation will not contribute any amounts to a third party or otherwise set aside any amounts to fund its obligations under this Plan.

3.7           Each grant of a Share Unit under this Plan shall be evidenced by a Share Unit grant letter issued to the Participant by the Corporation.  Such Share Unit grant letter shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions which are not inconsistent with this Plan and which the Board deems appropriate for inclusion in a Share Unit grant letter.  The provisions of the various Share Unit grant letters issued under this Plan need not be identical.

3.8           Concurrent with the determination to grant Share Units to a Participant, the Board shall determine the Entitlement Date applicable to such Share Units, provided the Board shall have discretion to amend the Entitlement Date after such grant.  In addition, for Share Units that may be satisfied by the issuance of Shares, the Board shall at the time they are granted, make such Share Units subject to performance conditions or measures to be achieved by the Corporation, the Participant or a class of Participants, prior to the Entitlement Date, for such Share Units.

3.9           The Board shall establish criteria for the grant of Share Units to Participants.

3.10           If a Triggering Event occurs within the 12-month period immediately following a Change of Control pursuant to the provisions of Section 1.1F(i), (ii), (iv), (v) or (vi) (with respect to (vi), if the Board has adopted a resolution that a Change of Control has occurred), all outstanding Share Units shall vest and the Entitlement Date shall occur, on the date of such Triggering Event.

3.11           In the event of a Change in Control pursuant to the provisions of Section 1.1F(iii), all Share Units outstanding shall immediately vest and the Entitlement Date shall occur.

ARTICLE 4

ADDITIONAL PROVISION FOR
TREASURY BASED SHARE ISSUANCES

4.1           Article 4 shall become effective only on receipt by the Corporation of any Stock Exchange approval and of the Required Shareholder Approval.  On Article 4 becoming effective, the Corporation shall have the power, at the Board’s discretion, to satisfy any obligation of the Corporation under Share Units (including those outstanding at the time Article 4 becomes effective) that are subject to performance conditions or measures by the issuance of Shares from treasury as determined in accordance with Section 3.5(b).  If the Required Shareholder Approval and Stock Exchange approval are not obtained, no Shares shall be issuable from treasury in respect of Share Units issuable under this Plan.  From the time after Article 4 becomes effective, the Board can, at its sole discretion, grant Share Units that can only be satisfied by the issuance of Shares from treasury or by a cash payment or any combination thereof.

4.2           The maximum number of Shares made available for the Plan shall be determined from time to time by the Board, but in any case, shall not exceed 1.25% of the Shares issued and outstanding from time to time, subject to adjustments pursuant to Section 6.6.  The Plan shall be a “rolling plan” and therefore when Share Units are settled, cancelled or terminated, Common Shares shall automatically be available for the grant of new Share Units under this Plan.   The aggregate number of Shares issuable to Insiders pursuant to Share Units granted and all other security based compensation arrangements, at any time, shall not exceed 10% of the total number of Shares then outstanding.  The aggregate number of Shares issued to Insiders pursuant to Share Units and all other security based compensation arrangements, within a one year period, shall not exceed 10% of the total number of Shares then outstanding. For purposes of this Section 4.2, the number of Shares then outstanding shall mean the number of Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Share Units.

4.3           In no case can a Participant immediately after being granted an award of Share Units (a) hold a beneficial interest in greater than 5% of the Shares in the Corporation nor (b) be in a position to control the casting of greater than 5% of the votes that might be cast at a general meeting of the Corporation.

4.4           On Article 4 being effective, the Board may from time to time in its discretion (without shareholder approval) amend, modify and change the provisions of the Plan (including any grant letters), including, without limitation:

(i)	amendments of a house keeping nature; and

(ii)	changes to the Entitlement Date of any Share Units.

However, other than as set out above, any amendment, modification or change to the provisions of the Plan which would:

(a)	materially increase the benefits to the holder of the Share Units who is an Insider to the material detriment of the Corporation and its shareholders;

(b)	increase the number of Shares or maximum percentage of Shares which may be issued pursuant to the Plan other than by virtue of Section 6.6 of the Plan;

(c)	reduce the range of amendments requiring shareholder approval contemplated in this Section;

(d)	permit Share Units to be transferred other than for normal estate settlement purposes;

(e)	change insider participation limits which would result in shareholder approval being required on a disinterested basis;

(f)	materially modify the eligibility requirements for participation in the Plan;

(g)	modify the result that Participants residing in Australia forfeit their rights to any payment or issue of Shares on Termination; or

(h)	modify section 4.3,

shall only be effective on such amendment, modification or change being approved by the shareholders of the Corporation. In addition, any such amendment, modification or change of any provision of the Plan shall be subject to the approval, if required, by any Stock Exchange having jurisdiction over the securities of the Corporation.

ARTICLE 5

WITHHOLDING TAXES

5.1           The Corporation or its Affiliates may take such steps as are considered necessary or appropriate for the withholding of any taxes or source deduction which the Corporation or its Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any payment made, or Shares issued, under this Plan.

ARTICLE 6

GENERAL

6.1           This Plan shall remain in effect until it is terminated by the Board.

6.2           The Board may amend or discontinue this Plan at any time in its sole discretion, provided that such amendment or discontinuance may not in any manner adversely affect the Participant’s rights under any Share Unit granted under this Plan.  This section 6.2 shall be subject to the restrictions outlined in section 4.4 on Article 4 becoming effective.

Any amendment of this Plan shall be such that this Plan will not be considered a “salary deferral arrangement” as defined in subsection 248(1) of Income Tax Act (Canada) or any successor provision thereto as amended from time to time, or other applicable provisions thereof, by reason of this Plan continuously meeting the requirements under the exception in paragraph (k) of that definition. Notwithstanding the foregoing, the Corporation shall obtain requisite Stock Exchange and/or shareholder approval in respect of amendments to this Plan, to the extent such approvals are required by any applicable laws or regulations.

6.3           Except pursuant to a will or by the laws of descent and distribution, no Share Unit and no other right or interest of a Participant is assignable or transferable.

6.4           No holder of any Share Units shall have any rights as a shareholder of the Corporation.  Except as otherwise specified herein, no holder of any Share Units shall be entitled to receive, and no adjustment is required to be made for, any dividends, distributions or any other rights declared for shareholders of the Corporation.

6.5           Nothing in this Plan shall confer on any Participant the right to continue as a director, employee, officer or Eligible Contractor of the Corporation or any Affiliate, as the case may be, or interfere with the right of the Corporation or Affiliate, as applicable, to remove such director, officer and/or employee or terminate its contractual relationship with such Eligible Contractor as applicable.  Nothing contained in this Plan shall confer or be deemed to confer on any Participant the right to continue in the employment of, or to provide services to, the Corporation or its Affiliates nor to interfere or be deemed to interfere in any way with any right of the Corporation or its Affiliates to discharge any Participant at any time for any reason whatsoever, with or without cause.

6.6           In the event there is any change in the Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made to outstanding Share Units by the Board, in its sole discretion, to reflect such changes.  If the foregoing adjustment shall result in a fractional Share or Share Unit, the fraction shall be disregarded.  All such adjustments shall be conclusive, final and binding for all purposes of this Plan.

6.7           For the avoidance of doubt, all payments under this Plan to individuals subject to United States income tax shall be made no later than the deadline set forth in section 1.409A-1(b)(4)(i) of the United States Treasury Regulations with respect to short-term deferrals of compensation.

6.8           If any provision of this Plan or any Share Unit contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

6.9           This Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

Schedule C

List of Outstanding PSU as at March 17, 2014

Date of Grant	Number of PSU outstanding held by officers (1)	Number of PSU outstanding held by non-officers (1)	Entitlement Date	Performance Conditions
February 14, 2014	487,800	77,200	December 31, 2016	See description on pages 53 and 54.
February 13, 2013	482,000	54,300	December 31, 2015	See description on pages 53 and 54.

(1)
PSU are shown based on the number of Share Units granted.  On the Entitlement Date of the PSU, the cash payment or number of shares to be issued in satisfaction of the PSU will vary from 50% to 150% of the number of Share Units granted, based on achievement of the Performance Criteria.  Refer to “Long Term Incentive Plan” on page 52 for further details regarding PSU.

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